                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  December, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  NEUROCHEM INC.
December 23, 2004

                                  By:  /s/ David Skinner
                                       -----------------------------------------
                                       David Skinner
                                       Director, Legal Affairs,
                                       General Counsel and Corporate Secretary

                                 NEUROCHEM INC.

                             MATERIAL CHANGE REPORT


1.    NAME AND ADDRESS OF ISSUER

      Neurochem Inc. (the "CORPORATION")
      275 Armand-Frappier Blvd.
      Laval, QC  H7V 4A7

2.    DATE OF MATERIAL CHANGE

December 21, 2004.

3.    NEWS RELEASE

A press release was issued on December 22, 2004 by Neurochem (International) Limited ("NEUROCHEM"), a wholly-owned subsidiary of the Corporation.

4.    SUMMARY OF MATERIAL CHANGE

On December 22, 2004, Neurochem, a wholly-owned subsidiary of the Corporation, announced the signing of a collaboration and distribution agreement with Centocor, Inc., a wholly-owned subsidiary of Johnson & Johnson ("CENTOCOR").

5.    FULL DESCRIPTION OF MATERIAL CHANGE

Neurochem, a wholly-owned subsidiary of the Corporation, announced on December 22, 2004, the signing of a collaboration and distribution agreement, granting Centocor exclusive distribution rights for the Corporation's investigational product candidate, 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)), for the prevention and treatment of AA Amyloidosis. The Corporation recently announced that it has completed the Phase II/III clinical trial of this product candidate. The Corporation anticipates filing for regulatory approval in 2005.

The agreement includes up-front, regulatory and sales-based milestone payments valued at up to US$54 million. An escalating distribution fee will also be paid to Neurochem, the percentage of which will be based upon annual sales of Fibrillex(TM) over the life of the agreement. Distribution rights granted to Centocor are worldwide, with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea which remain with Neurochem. Under the agreement, Neurochem will be responsible for product approval activities in the U.S. and E.U., as well as for global manufacturing activities. Centocor and other affiliates will manage the marketing and sales of Fibrillex(TM) in the applicable territories. Centocor will also be responsible for worldwide safety surveillance.

6.    CONFIDENTIALITY

Not applicable.

7.    OMITTED INFORMATION

Not applicable.

8.    EXECUTIVE OFFICER

For further information, please contact Lise Hebert, the Corporation's Vice-President, Corporate Communications, on (450) 680-4572.

DATED this 23rd day of December, 2004.


                               NEUROCHEM INC.


                               By:   (signed) David Skinner
                                      ------------------------------------------
                                      David Skinner,
                                      General Counsel and Corporate Secretary

                                                                    Confidential

















                    COLLABORATION AND DISTRIBUTION AGREEMENT

                                 BY AND BETWEEN

                        NEUROCHEM (INTERNATIONAL) LIMITED

                                       AND


                                 CENTOCOR, INC.

                    COLLABORATION AND DISTRIBUTION AGREEMENT

     This Collaboration and Distribution Agreement (the "Agreement") is entered into as of the 21st day of December, 2004 (the "Effective Date") by and between Neurochem (International) Limited, a duly constituted company under the laws of
Switzerland, having a registered office at [........], Switzerland ("Neurochem"
or "NEUROCHEM"), and Centocor, Inc., a company organized and existing under the laws of the Commonwealth of Pennsylvania and having its principal office at
[........], USA ("Centocor" or "CENTOCOR").

                                  INTRODUCTION

     1. Neurochem is the owner and/or licensee of certain patents and proprietary technology and know-how relating to amyloidosis and the treatment thereof.

     2. Centocor has substantial knowledge, experience and expertise in developing and commercializing pharmaceutical products.

     3. Subject to the terms and conditions of this Agreement, Neurochem and Centocor wish to collaborate in the commercialization of a Product (as defined below) using the Neurochem Intellectual Property (as defined below) for potential therapeutic and diagnostic uses in the Field of Use (as defined below).

     NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, the sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, Neurochem and Centocor agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

     When used in this Agreement, each of the following terms shall have the meanings set forth in this Article I:

     Section 1.1 "Affiliate". Affiliate shall mean any corporation, company, partnership, joint venture or other entity which controls, is controlled by, or is under common control with a person or entity. For purposes of this Section 1.1, "control" shall mean (a) in the case of corporate entities, direct or indirect ownership of at least fifty percent (50%) of the stock or shares having the right to vote for the election of directors, and (b) in the case of non-corporate entities, direct or indirect ownership of at least fifty percent (50%) of the voting securities or other ownership interest with the power to direct the management and policies of such non-corporate entities. The Parties acknowledge that in the case of certain entities organized under the laws of certain countries outside the United States, the maximum percentage ownership permitted by law for a foreign investor may be less than fifty percent (50%), and that in such case such lower percentage shall be substituted in the preceding sentence, provided that such foreign investor has the power to direct the management and policies of such entity.

     Section 1.2 "Ancillary Agreements". Ancillary Agreements shall mean, collectively, the Supply Agreement and the Safety Agreement.

     Section 1.3 "API". API shall mean active pharmaceutical ingredient Manufactured in bulk form.

     Section 1.4 "Business Day". Business Day shall mean any day that is not a Saturday, Sunday or other day on which commercial banks located in Montreal, Quebec, Canada, Lausanne, Switzerland or New York, New York, USA are authorized or required to be closed.

     Section 1.5 "Centocor Formulation Intellectual Property" shall mean Centocor Formulation Know-How and Centocor Formulation Patent Rights, collectively.

     Section 1.6 "Centocor Formulation Know-How". Centocor Formulation Know-How shall mean any Know-How which (a) is Controlled by Centocor (i) as of the Effective Date or (ii) during the term of this Agreement, and (b) is a Formulation Improvement.

     Section 1.7 "Centocor Formulation Patent Rights" shall mean Patent Rights that (a) are Controlled by Centocor and (b) cover Centocor Formulation Know-How.

     Section 1.8 "Centocor Intellectual Property". Centocor Intellectual Property shall mean Centocor Know-How and Centocor Patent Rights, collectively

     Section 1.9 "Centocor Know-How". Centocor Know-How shall mean all Know-How which (a) is Controlled by Centocor (i) as of the Effective Date or (ii) during the term of this Agreement, and (b) is used in the development, manufacture or Commercialization of the Product; provided, however, that such Centocor Know-How shall be limited solely to Know-How that is specifically dedicated to the developing, making, using, offering to sell, or selling the Product in the Field of Use. Notwithstanding the foregoing, Centocor Know-How shall include Centocor Formulation Know-How, but exclude Centocor's rights in Joint Know-How.

     Section 1.10 "Centocor Patent Rights". Centocor Patent Rights shall mean Patent Rights that (a) are Controlled by Centocor, and (b) cover Centocor Know-How.

     Section 1.11 "Change in Control". Change in Control shall mean (a) the liquidation or dissolution of Neurochem or the sale or other transfer by Neurochem (excluding transfers to its Affiliates) of all or substantially all of its assets, or (b) the closing of a tender offer, stock purchase, other stock acquisition, merger, consolidation, recapitalization, reverse split, sale or transfer of assets or other transaction (a "Transaction"), as a result of which any person, entity or group (as such term is defined under Section 13(d) of the Securities Exchange Act of 1934, as amended) (i) becomes the beneficial owner, directly or indirectly, of securities of Neurochem representing more than 50% of the common stock of Neurochem or representing more than 50% of the combined voting power with respect to the election of directors (or members of any other governing body) of Neurochem's then outstanding securities, or (ii) obtains the ability to appoint a majority of the Board of Directors (or other governing body) of Neurochem, or (iii) obtains the ability to direct the operations or management of Neurochem or any successor to Neurochem's business, unless, immediately following such Transaction, all or substantially all of the persons, entities and groups who were the beneficial owners of Neurochem's voting securities immediately prior to such Transaction beneficially own, directly or indirectly, more than fifty percent (50%) of the combined voting securities of the resulting or acquiring entity in such Transaction; provided, however, that a Change in Control shall not result from (1) the purchase of stock from Neurochem through a public offering, or (2) any Transaction that occurs solely between Neurochem and any one or more of its Affiliates.

     Section 1.12 "Commercial Third Party". Commercial Third Party shall mean a Third Party other than (a) contract research organizations, contract manufacturers, contract employees, consultants and the like which merely conduct activities on behalf of Neurochem or its Affiliates and subject to their supervision and control, and (b) academic or non-profit research institutions or hospitals; provided, however, that, with respect to a Territory Expansion Opportunity in the People's Republic of China (including Hong Kong and Macao), "Commercial Third Party" shall only include the foregoing which does not have its primary place of business in the People's Republic of China (including Hong Kong and Macao).

     Section 1.13 "Commercialization," "Commercialize" or "Commercializing". Commercialization, Commercialize or Commercializing shall mean, with respect to a product, any and all activities directed to the marketing, promoting, distributing, importing and/or selling of such product. "Commercialization," "Commercialize" or "Commercializing" does not include development, manufacture or supply.

     Section 1.14 "Commercialization Country". Commercialization Country shall mean (a) each of the following countries: the United Kingdom, France, Germany, Spain, Italy (each of the foregoing, a "Major European Country") and the U.S. Territory (such 6 countries being collectively referred to as the "Primary Commercialization Countries"); and (b) each other country in the Territory in which Centocor Commercializes the Product.

     Section 1.15 "Commercialization Plan". Commercialization Plan shall mean the then-current plan for Commercializing the Product in the Commercialization Countries.

     Section 1.16 "Commercially Reasonable Efforts". Commercially Reasonable
Efforts shall mean, [........].

     Section 1.17 "Confidential Information". Confidential Information shall mean all Know-How or other confidential or proprietary information and materials of the Disclosing Party. "Confidential Information" shall not include information: (a) which is or becomes generally available to the public other than as a result of disclosure thereof by the Receiving Party; (b) which is lawfully received by the Receiving Party on a non-confidential basis from a Third Party that is not itself under any obligation of confidentiality or nondisclosure to the Disclosing Party or any other person with respect to such information; (c) which is already known to the Receiving Party at the time of disclosure by the Disclosing Party (whether pursuant to this Agreement or the Pre-Existing Confidentiality Agreements) as evidenced by tangible evidence; or
(d) which can be shown by the Receiving Party to have been independently developed by the Receiving Party without reference to the Disclosing Party's Confidential Information.

     Section 1.18 "Control" or "Controlled". Control or Controlled shall mean, with respect to a Party and with respect to any item of Know-How or any Patent Right, the possession, whether by ownership or license (other than pursuant to this Agreement), by such Party or any of its Affiliates of the ability to grant to the other Party access and/or a license as provided herein under such item or right without violating the terms of any agreement or arrangement with any Third Party existing before or after the Effective Date.

     Section 1.19 "Controlling Party". Controlling Party shall mean, with respect to Centocor Intellectual Property, Centocor, and, with respect to Neurochem Intellectual Property, Neurochem.

     Section 1.20 "Controlling Party's Intellectual Property". Controlling Party's Intellectual Property shall mean, with respect to Centocor, the Centocor Intellectual Property, and, with respect to Neurochem, the Neurochem Intellectual Property.

     Section 1.21 "Controlling Party's Patent Rights". Controlling Party's Patent Rights shall mean, with respect to Centocor, the Centocor Patent Rights, and, with respect to Neurochem, the Neurochem Patent Rights.

     Section 1.22 "Country Term". Country Term shall mean, on a country-by-country basis for each country in the Territory, the period commencing on the First Commercial Sale in such country and ending on the later to occur of (a) [........] years after the First Commercial Sale in such country or (b) the expiration of the Legal Exclusivity Period in such country.

     Section 1.23 "Cumulative Net Sales". Cumulative Net Sales shall mean the aggregate Net Sales of the Product in the Territory from the First Commercial Sale of the Product in any country in the Territory.

     Section 1.24 "Current Phase II/III Study". Current Phase II/III Study shall mean the Phase II/III Clinical Trial ongoing as of the Effective Date and identified as "Study[........]: A Phase II/III Study of the Safety and Efficacy
of NC-503 in Patients Suffering from Secondary (AA) Amyloidosis".

     Section 1.25 "De Facto Exclusivity Period". De Facto Exclusivity Period shall mean, with respect to a country in the Territory, that period of time during which [........] is marketed, distributed or sold in such country.

     Section 1.26 "Development Plan". Development Plan shall mean the then-current plan for developing the Product.

     Section 1.27 "Direct Labor Costs". Direct Labor Costs shall mean the actual cost of direct labor per unit (salary and benefits) to Manufacture the relevant quantity of Product through to Packaged Product, excluding, without limitation any efficiency, activity and spending variances from standards.

     Section 1.28 "EMEA". EMEA shall mean the European Medicines Evaluation Agency.

     Section 1.29 "European Union". European Union shall mean (a) the 25 countries that are, as of the Effective Date, the member states of the European Union, (b) any state that becomes a member of the European Union and (c) for purposes of this

Agreement, the country of Norway. The 25 countries that are, as of the Effective Date, the member states are: Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden and the United Kingdom.

     Section 1.30 "Executive Officers". Executive Officers shall mean the President of Centocor (or another senior executive officer of Centocor designated by Centocor) and the Chief Executive Officer of Neurochem (or another senior executive officer of Neurochem designated by Neurochem).

     Section 1.31 "Fair Market Value". Fair Market Value shall mean the value which Centocor, its Affiliates and/or Sublicensees would realize from an unaffiliated, unrelated buyer in an arm's length sale or exchange of consideration for the Product sold or provided in the same quantity and at the same time and place as the sale or exchange for which the Fair Market Value is to be determined.

     Section 1.32 "FDA". FDA shall mean the United States Food and Drug Administration or any successor agency in the United States with responsibilities comparable to the United States Food and Drug Administration.

     Section 1.33 "Field of Use". Field of Use shall mean any or all uses for any human therapeutic or diagnostic purposes, including, by way of example and not limitation, the Indication and the Primary Indication; provided, however, that Field of Use shall specifically exclude [........].

     Section 1.34 "Finished Product". Finished Product shall mean the [........]
in bulk form without any packaging.

     Section 1.35 "Finishing". Finishing shall mean the process of combining the relevant API and necessary excipients into a Finished Product.

     Section 1.36 "First Commercial Sale". First Commercial Sale shall mean, with respect to a country, the first commercial arms-length sale of the Product in such country for administration to patients following Regulatory Approval of the Product in such country. Sales for test marketing, clinical trial purposes or compassionate or similar use shall not give rise to a First Commercial Sale.

     Section 1.37 "Formulation Improvement". Formulation Improvement shall mean any and all additions, modifications, variations, revisions, enhancements or other changes to the formulation of the Product from the [........]formulation as provided by Neurochem to Centocor under this Agreement.

     Section 1.38 "Governmental Authority". Governmental Authority shall mean any court, tribunal, arbitrator, agency, commission, official or other instrumentality of any national, state, or other political subdivision, or supranational body, domestic or foreign.

     Section 1.39 "Gross Sales". Gross Sales shall mean the gross amount invoiced by Centocor, its Affiliates and/or Sublicensees on sales, or other transfers for consideration, of the Product to unrelated Third Parties, including, without limitation, to wholesalers, managed care organizations, clinical laboratories, hospitals and pharmacies. In the case of any sale or other transfer of the Product for consideration other than cash, such as barter or countertrade, Gross Sales shall be calculated on the Fair Market Value of the consideration received or Products transferred, whichever is the most reliable. For purposes of clarification, Gross Sales shall not include samples of the Products which are provided without charge, or charitable or other similar donations of the Products.

     Section 1.40 "IND". IND shall mean an investigational new drug application, or any equivalent submission, filed with the applicable Regulatory Authority, and/or the appropriate ethics board or ethics committee, as appropriate under applicable law, prior to beginning human clinical studies.

     Section 1.41 "Indication" and "Primary Indication". Indication shall mean the treatment and/or prophylaxis of Amyloid A Amyloidosis (also called AA Amyloidosis) by preventing or stopping amyloid formation, inhibiting or slowing down further amyloid aggregation in a person with AA Amyloidosis, and/or reducing or reversing of amyloid aggregates in a person with AA Amyloidosis. Primary Indication shall mean the treatment only of Amyloid A Amyloidosis (also called AA Amyloidosis).

     Section 1.42 "Inter-Manufacturer Shipping Costs". Inter-Manufacturer Shipping Costs shall mean the costs of shipping the Product, or any components thereof or materials related thereto, to, between or among the Manufacturers of the Product, but excluding those shipment charges described in Section 1.82(b).

     Section 1.43 "Joint Intellectual Property". Joint Intellectual Property shall mean Joint Know-How and Joint Patent Rights, collectively.

     Section 1.44 "Joint Know-How". Joint Know-How shall mean any Know-How that is developed or acquired jointly by the employees, individual contractors, consultants or agents of Neurochem or its Affiliates, on the one hand, and the employees, individual contractors, consultants or agents of Centocor or its Affiliates, on the other hand, during the term of this Agreement.

     Section 1.45 "Joint Patent Rights". Joint Patent Rights shall mean Patent Rights that cover Joint Know-How.

     Section 1.46 "Know-How". Know-How shall mean any information and/or material that is confidential and proprietary, including, without limitation, ideas, concepts, discoveries, inventions, developments, improvements, trade secrets, designs, devices, equipment, process conditions, algorithms, notation systems, works of authorship, computer programs, technologies, formulas, techniques, methods, screening methods, procedures, assay systems, applications, data, documentation, reports, reagents, products and formulations, whether patentable or otherwise. Know-How shall also include non-confidential information and material to the extent such information and material first lost its confidentiality by virtue of its disclosure in an issued patent or published patent application, a filing with a Regulatory Authority or as part of a legal proceeding. Know-How shall also include all clinical, technical and other relevant reports, records, data, information and materials relating to the Product and all regulatory filings, Regulatory Approvals, designation of the Product as an Orphan Drug and Pricing Approvals in the Territory relating to the Product.

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     Section 1.47 "Legal Exclusivity Period". Legal Exclusivity Period shall mean, with respect to a country in the Territory, the period beginning on the Effective Date and terminating on the later of (a) the termination of the
[........]- or (b) the termination of the [........].

     Section 1.48 "Manufacture" or "Manufacturing". Manufacture or Manufacturing shall mean any and all operations involved in or relating to the manufacturing, receipt of raw materials, processing, storage, quality control testing (including incoming, in-process, release and stability testing), Finishing and/or Packaging of the Product to be delivered as a Packaged Product pursuant to the Supply Agreement, including with respect to the relevant API, Finished Product or Packaged Product.

     Section 1.49 "Manufacturing Overhead Costs". Manufacturing Overhead Costs shall mean the cost equivalent of the reasonable manufacturing overhead resources consumed in the manufacturing and production of a specified quantity of the Product.

     Section 1.50 [........]

     Section 1.51 "NC-503". NC-503 shall mean [........]

     Section 1.52 [........]

     Section 1.53 [........]

     Section 1.54 [........]

     Section 1.55 "NDA". NDA shall mean a new drug application or equivalent application filed with the applicable Regulatory Authority after completion of human clinical trials to obtain marketing approval for the Product in the applicable jurisdiction.

     Section 1.56 "Net Sales". Net Sales shall mean, with respect to the
Product, the Gross Sales less the following items (the "Deductions"): [........]

         (a)

     Such amounts shall be determined from the books and records of Centocor, its Affiliates and/or Sublicensees, maintained in accordance with generally accepted accounting principles, consistently applied. In the case of any sale of the Product for consideration other than cash, such as barter or countertrade, Net Sales shall be calculated on the Fair Market Value of the consideration received or Product transferred, whichever is the most reliable. In the case of any sale of the Product between or among Centocor or its Affiliates or Sublicensees for resale, Net Sales shall be calculated as above only on the value charged or invoiced on the first arm's length sale thereafter to a Third Party.

     Section 1.57 "Neurochem Intellectual Property". Neurochem Intellectual Property shall mean Neurochem Patent Rights and Neurochem Know How, collectively.

     Section 1.58 "Neurochem Know-How". Neurochem Know-How shall mean all Know-How which (a) is Controlled by Neurochem (i) as of the Effective Date or
(ii) during the term of this Agreement, (b) could reasonably be used by Centocor in the exercise of its rights or the performance of its obligations under this Agreement and (c) relates to the Product for the Field of Use or the use of the Product for the Field of Use;


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notwithstanding the foregoing, Neurochem Know-How shall include [........]
Know-How but exclude Neurochem's rights in Joint Know-How.

     Section 1.59 "Neurochem Patent Rights". Neurochem Patent Rights shall mean Patent Rights that (a) are Controlled by Neurochem, and (b) (i) cover Neurochem
Know-How or (ii) are [........] Patent Rights.

     Section 1.60 "Non-Controlling Party". Non-Controlling Party means, with respect to Centocor Intellectual Property, Neurochem, and, with respect to Neurochem Intellectual Property, Centocor.

     Section 1.61 "Open-Label Extension Study". Open-Label Extension Study shall mean the study entitled "Study CL-503009: A 2-year Open Label Extension of the Phase II/III Study CL-503004 with NC-503 (Fibrillex(TM)) in patients suffering from Secondary (AA) Amyloidosis."

     Section 1.62 "Orphan Drug". Orphan Drug shall mean, with respect to a country, a drug that is designated as an orphan drug (or similar designation) by the Regulatory Authority in such country.

     Section 1.63 "Packaging". Packaging shall mean the process of packaging and labeling the Finished Product, thereby creating the Packaged Product.

     Section 1.64 "Packaged Product". Packaged Product shall mean the Finished Product in final packaged form, including approved labeling, labeling inserts as required by applicable law, primary packaging and secondary packaging.

     Section 1.65 [........]

     Section 1.66 "[........] License Agreement". [........]License Agreement
shall mean the License Agreement between [........] and Neurochem Inc., a
Canadian Corporation ("Neurochem Parent"), dated as of [........], and as may be amended from time to time, a redacted copy of which is attached as Exhibit H.

     Section 1.67 "Party". Party shall mean Neurochem or Centocor; "Parties" shall mean Neurochem and Centocor.

     Section 1.68 "Patent-Based Exclusivity Period". Patent-Based Exclusivity
Period shall mean, [........].

     Section 1.69 "Patent Rights". Patent Rights shall mean all patents, patent applications, and all related continuations, continuations-in-part, provisionals, divisionals, renewals, reissues, reexaminations, utility models, certificates of invention, design patents, and design patent applications, and all foreign counterparts of any of the foregoing.

     Section 1.70 "Phase II Clinical Trial". Phase II Clinical Trial shall mean a clinical study of the Product in patients to determine initial efficacy and dose range finding.

     Section 1.71 "Phase III Clinical Trial". Phase III Clinical Trial shall mean a clinical study in patients to ascertain efficacy and safety of the Product for the purpose of preparing and submitting an application for Regulatory Approval to the competent Regulatory Authority in a particular country in the Territory.

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     Section 1.72 "Phase II/III Clinical Trial". Phase II/III Clinical Trial
shall mean a single clinical study intended to meet the requirements of a Phase II Clinical Trial and a Phase III Clinical Trial, and all extensions thereof.

     Section 1.73 "Phase IV Clinical Trial". Phase IV Clinical Trial shall mean a clinical study initiated in a country after receipt of Regulatory Approval for the Product in such country.

     Section 1.74 "Pre-Existing Confidentiality Agreements". Pre-Existing Confidentiality Agreements means (a) the Confidentiality and Non-Disclosure
Agreement between the Neurochem Parent and [........], dated [........] as countersigned by Centocor and Neurochem on [........], (b) the Confidentiality
and Non-Disclosure Agreement between the Neurochem Parent, [........] as countersigned by [........] and Centocor on that same date, and (c) the Mutual
Confidentiality and Non-Disclosure Agreement between the Neurochem Parent,
[........] and Centocor dated [........], and countersigned by [........] and by
Centocor on [........] (the "Last Pre-Existing Confidentiality Agreement").

     Section 1.75 "Pricing Approval". Pricing Approval shall mean, with respect to a country where Governmental Authorities or Regulatory Authorities approve or determine pricing for pharmaceutical products for reimbursement or otherwise, such approval or agreement or determination or governmental decision establishing prices for the Product that can be charged to consumers and will be reimbursed by Governmental Authorities.

     Section 1.76 "Prime Rate" shall be the highest Prime Rate of interest published in The Wall Street Journal (New York Edition) as of the applicable date in question.

     Section 1.77 "Product". Product shall mean any pharmaceutical product containing NC-503 [........](all such above specified active pharmaceutical ingredients collectively referred to as "Exclusive Compounds"); provided, however, that Product shall not include any active pharmaceutical ingredient (other than an Exclusive Compound) that is covered by or embodies any Patent Rights or Know-How Controlled by Neurochem.

     Section 1.78 "Product Liability Claim". Product Liability Claim shall mean any Third Party claim, suit, action, proceeding, liability or obligation involving any actual or alleged death or bodily injury arising out of or resulting from the use of the Product.

     Section 1.79 "[........] Intellectual Property". [........] Intellectual
Property shall mean [........] Know-How and [........] Patent Rights, collectively.

     Section 1.80 "[........] Know-How". [........] Know-How shall mean all
Know-How which (a) is licensed to Neurochem pursuant to the [........] License
Agreement and for which Neurochem has sublicense rights and (b) relates to the Product for the Field of Use or use of the Product for the Field of Use.

     Section 1.81 "[........] Patent Rights". [........] Patent Rights shall mean the Patent Rights claiming any [........] Know How which are licensed to
Neurochem pursuant to the [........] License Agreement and for which Neurochem has sublicense rights.

     Section 1.82 "Raw Material Costs". Raw Material Costs shall mean: (a) the actual purchase unit cost of raw materials, including, without limitation, all starting materials, biological products, biological molecules, chemicals, precursors, intermediates, reagents and active pharmaceutical ingredients, multiplied by the formulation quantity per unit consumed in the production and manufacturing process; and (b) all direct shipping costs to the manufacturer associated with subsection (a).

     Section 1.83 "Regulatory Approval". Regulatory Approval shall mean, with respect to a country, all approvals of the Product issued by the relevant Regulatory Authority to permit Commercialization of the Product for the Field of Use in such country.

     Section 1.84 "Regulatory Authority". Regulatory Authority shall mean, with respect to a country, the regulatory authority of such country with authority over the testing, manufacture, use, storage, importation, promotion, marketing and sale of a therapeutic product in such country and/or, if applicable, the designation of a product as an Orphan Drug.

     Section 1.85 "Regulatory-Based Exclusivity Period". Regulatory-Based Exclusivity Period shall mean, with respect to a country in the Territory, that period of time during which (a) the applicable Regulatory Authority in such country is not permitted, due to the designation of the Product as an Orphan Drug, to grant Regulatory Approval for a generic equivalent of the Product to a Third Party, or (b) CENTOCOR or any of its Affiliates or Sublicensees has otherwise been granted the exclusive legal right by a Regulatory Authority or a Governmental Authority in such country to market, price and sell the Product in such country.

     Section 1.86 "Territory". Territory shall mean all countries of the world, excluding Japan, the People's Republic of China (including Hong Kong and Macao), Taiwan, South Korea, Switzerland and Canada.

     Section 1.87 "Third Party". Third Party shall mean any person other than a Party or its Affiliates.

     Section 1.88 "Third Party Licensed Field". Third Party Licensed Field shall mean

     Section 1.89 "Transfer Price". Transfer Price shall mean the non-refundable price for supply per unit of the Product, equal to[........]

     Section 1.90 "Transfer Price Total". Transfer Price Total shall mean, with respect to sales of the Product in a country during a specified time period, the product of (a) the Transfer Price and (b) the units of Product sold in such country during such time period.

     Section 1.91 "U.S. Territory". U.S. Territory shall mean the United States of America and all of its territories and possessions, including Puerto Rico.

     Section 1.92 "Valid Claim". Valid Claim shall mean a claim of any issued, unexpired United States or foreign patent that has issued prior to or during the term of this Agreement, which shall not have been donated to the public, disclaimed, nor held invalid or unenforceable against the other Party by a court of competent jurisdiction in an unappealed or unappealable decision.

     Section 1.93 Additional Definitions. Each of the following definitions is set forth in the section of this Agreement indicated below:

Definition                                                               Section
----------                                                               -------

"1974 Convention"                                                           16.1
"Adjusted Country Distribution Fee"                                       7.3(a)
"Agreement"                                                             Preamble
"Annual Net Sales"                                                        7.3(a)
"Appeal Arbitrator"                                                      15.2(g)
"Audited Party"                                                              7.6
"Auditing Party"                                                             7.6
"Bankrupt Party"                                                         14.2(b)
"Breaching Party"                                                        14.2(a)
"Centocor"                                                              Preamble
"Centocor Indemnified Parties"                                              13.2
"Centocor Trademarks"                                                       10.1
"Clinical Failure"                                                     7.1(b)(i)
"Code                                                                14.2(b)(ii)
"Commercialization Efforts"                                                  4.2
"Completion Notice"                                                       7.1(b)
"CPR"                                                                    15.2(a)
"Deductions"                                                                1.56
"Diagnostic Technology"                                                      2.3
"Disclosing Party"                                                          11.2
"Effective Date"                                                        Preamble
"Exclusive Compounds"                                                       1.77
"Expedited Arbitration Dispute"                                          15.2(b)
"Force Majeure Event"                                                       16.7
"Global Sales Report"                                                     7.3(c)
"Indemnified Party"                                                         13.3
"Indemnifying Party"                                                        13.3
"Infringement Notice"                                                  9.4(a)(i)
"Invalidity Claim"                                                           9.6
"Joint Steering Committee" or "JSC"                                       2.1(a)
"Last Pre-Existing Confidentiality Agreement"                            1.74(c)
"Letter of Credit"                                                   7.1(a)(iii)
"Liabilities"                                                               13.1
"Major European Country"                                                    1.14
"Milestone"                                                               7.2(a)
"Milestone Payment"                                                       7.2(a)
"MSL's"                                                                      7.4
"MSL Costs"                                                                  7.4
"Neurochem"                                                             Preamble
"Neurochem Indemnified Parties"                                             13.1
"Neurochem Parent"                                                          1.66
"Neurochem Trademarks"                                                      10.1

"Neurochem Version"                                                       4.5(a)
"Non-European Territory                                                   4.4(a)
"Non-Terminating Party"                                                  14.3(c)
"Patent Prosecution"                                                   9.3(d)(i)
"Payment Request"                                                         7.1(a)
"Pleadings"                                                         13.3(b)(iii)
"PRD"                                                                       1.74
"Primary Commercialization Countries"                                       1.14
"Receiving Party"                                                           11.2
"Safety Agreement"                                                           5.1
"Safety Database"                                                      Exhibit B
"Safety Review Committee"                                              Exhibit B
"Sublicensee"                                                        8.1, 8.2(a)
"Supply Agreement"                                                        6.1(b)
"Supply Price"                                                            7.3(a)
"Terminating Party"                                                      14.3(c)
"Territory Expansion Notice"                                                 4.6
"Territory Expansion Opportunity"                                            4.6
"Territory Expansion Response"                                               4.6
"Territory Expansion Response Period"                                        4.6
"Territory-Wide Distribution Fee"                                         7.3(a)
"Third Party IP Situation"                                                   9.5
"Transaction"                                                               1.11
"Unadjusted Country Distribution Fee"                                     7.3(a)
"Upfront Payment"                                                         7.1(a)
"[........]"                                                              7.8(c)

                                   ARTICLE II

                                   GOVERNANCE

     Section 2.1 Joint Steering Committee.

         (a) The Parties will establish a Joint Steering Committee ("Joint Steering Committee" or "JSC") to help coordinate certain activities under this Agreement and the Supply Agreement.

         (b) Composition. The JSC shall consist of two (2) representatives appointed by Neurochem and two (2) representatives appointed by Centocor. Each member of the JSC will be of sufficient seniority within the organization of the Party such member represents, and shall have sufficient authority, to decide the matters that come before the JSC on behalf of such Party. The Parties, through the JSC, may change the number of JSC members as long as equal numbers of members from Centocor and Neurochem are maintained. The initial members of the JSC are listed in Exhibit A. Either Party may change its representatives at any time by giving written notice to the other Party in accordance with Section
16.6. Each Party may invite additional representatives of such Party to attend meetings of the JSC. All costs of participation by each representative in the activities of the JSC shall be borne by the Party appointing such representative.

         (c) Committee Administration. The JSC shall appoint a chairperson from among its members, with a new chairperson being appointed every twelve (12) months. The first chairperson shall be appointed from among the Centocor representatives and thereafter, on each anniversary of the Effective Date, the position shall alternate from among the representatives of Neurochem and the representatives of Centocor. The chairperson shall be responsible for calling meetings of the JSC (provided, however, that either Party may call a meeting of the JSC if (i) no such meeting had been called within the prior three (3) months or (ii) in the event such Party reasonably determines the need for such a meeting), leading the meetings and selecting a secretary for the meetings.
[........]. A JSC member of the Party hosting a meeting of the JSC (or someone designated by the JSC) shall serve as secretary of that meeting. The secretary of the meeting shall prepare and distribute to all members of the JSC draft minutes of the meeting within [........] days following the meeting. Such minutes shall provide a description in reasonable detail of the discussions held at the meeting and the decisions of the JSC. Minutes of each JSC meeting shall be approved or disapproved, and revised as necessary, at the next meeting of the JSC. Final minutes of each meeting shall be distributed to the members of the JSC by the chairperson.

         (d) Committee Meetings. The JSC shall meet within [........] days after the Effective Date and, thereafter, at least once during each calendar quarter during the term of this Agreement. The location of meetings of the JSC shall alternate between Centocor's principal place of business and Neurochem's principal place of business, or as otherwise agreed by the Parties, with the first meeting to be held at Centocor's principal place of business. The JSC may also meet by means of a telephone conference call, videoconference or other similar electronic means. Each Party shall use reasonable efforts to cause its representatives to attend the meetings of the JSC. If an appointed representative of a Party is unable to attend a meeting, such Party may designate an alternate to attend such meeting in place of the absent representative.

         (e) Committee Responsibilities. The JSC shall:

              i. (A) generally coordinate and exchange information with respect to the development of the Product in the Territory pursuant to the Development Plan; (B) conduct periodic reviews of the efforts and results of the Parties in the development and Commercialization of the Product in the Territory pursuant to the Development Plan and the Commercialization Plan, respectively; (C) conduct periodic review of the goals and strategic direction of the development and Commercialization of the Product; (D) conduct such other functions as are specified under this Agreement; (E) review the results of clinical trials and make recommendations as to the further development and Commercialization of the Product based upon such clinical trials, and (F) conduct such other functions as the Parties may decide are appropriate to help the Parties coordinate the development or Commercialization of the Product in the Territory;

              ii. Pursuant to Section 2.2, establish an initial
Commercialization Plan outlining the overall marketing, promotion, and selling activities for the Product in the Commercialization Countries, and update such Commercialization Plan on an annual basis no later than November 1 of each year;

              iii. Pursuant to Section 2.2, establish an initial Development Plan outlining the overall development activities for the Product, and update such Development Plan (if applicable) on an annual basis no later than November 1 of each year;

              iv. Establish such joint teams and subcommittees as it deems necessary to help facilitate and coordinate the Parties' obligations under this Agreement; and

              v. Attempt to resolve any disputes originating from such teams or subcommittees or within the JSC.

     Section 2.2 Initial Development and Commercialization Plans. Within
[........] days after the Effective Date, the JSC shall establish a subcommittee to prepare an initial Development Plan and the initial Commercialization Plan.
Within [........] days after the Effective Date, the JSC shall review and approve the initial Development Plan and the initial Commercialization Plan; provided, however, that in the event the JSC is not able to agree on the initial Development Plan and/or the initial Commercialization Plan, then the unresolved parts of such plans shall be submitted to the Executive Officer of Neurochem and the Executive Officer of Centocor for resolution. If, after such submission the Parties are still unable to resolve their differences on the Development Plan and the Commercialization Plan, then Centocor shall make the ultimate decision on the unresolved portion(s) of such plans; provided, however, that in no event may Centocor impose additional costs or obligations on, nor reduce the rights of, Neurochem without Neurochem's express written approval. With respect to any updating Development Plans and/or Commercialization Plans, if the Parties are not able to agree on such updated plans, then Centocor shall make the ultimate decision on the unresolved portion(s) of such updated plans; provided, however, that in no event may Centocor impose additional costs or obligations on, nor reduce the rights of, Neurochem without Neurochem's express written approval. Each Party shall, at intervals designated by the JSC, report to the JSC upon the status of the activities for which it is responsible pursuant to the Development Plan and the Commercialization Plan.

     Section 2.3 Diagnostic Technology. [........]

     Section 2.4 Clinical Trial Coordination. If Centocor or any of its Affiliates or Sublicensees wish to conduct a clinical trial(s) in the Territory combining the Product and one of the products owned or in-licensed by Centocor or its Affiliates, it shall notify Neurochem, and Centocor shall use its Commercially Reasonable Efforts to coordinate the activities with respect to such clinical trial(s) in order to reduce the possibility of materially harming market opportunities for the Product outside of the Territory.

     Section 2.5 English Language. All interactions between the Parties, including, without limitation, all meetings of the JSC and any other meetings between representatives of the Parties, shall be conducted in English.

                                  ARTICLE III

                                  DEVELOPMENT

     Section 3.1   Neurochem's Responsibilities.

         (a) Neurochem shall, at its expense except as otherwise provided in this Agreement, use Commercially Reasonable Efforts to perform its obligations specified in the Development Plan, which shall include the completion,
[........], of the Current Phase II/III Study and the Open-Label Extension
Study, as well as any other studies which are reasonably required by the FDA as a condition to approval of the Product containing NC-503 in the
[........]formulation for the treatment of AA Amyloidosis. Neurochem shall, at its expense, use Commercially Reasonable Efforts to submit to the FDA, with respect to the U.S. Territory, and to the EMEA applications for Regulatory
Approval of the Product containing NC-503 in the [........] formulation for the treatment of AA Amyloidosis, in accordance with the Development Plan; provided, however, that Neurochem may make such submissions earlier than any schedule designated in the Development Plan, if Neurochem determines such submission is appropriate, in Neurochem's reasonable opinion. Centocor will be invited to participate in the preparation of all such applications in accordance with the submission schedule specified in the Development Plan or otherwise reasonably determined by Neurochem, and, if Centocor so participates, due consideration will be given to Centocor's concerns regarding any material issues with such applications.

         (b) Neurochem shall submit a letter or application to the FDA and the EMEA to transfer ownership of the Regulatory Approval of the Product containing
NC-503 in the [........] formulation for the treatment of AA Amyloidosis, and, if applicable, the designation of the Product as an Orphan Drug, from the FDA or the EMEA, respectively, to Centocor within [........] days after receipt of the required documentation from Centocor for inclusion in such a letter or application, such documentation to be provided by Centocor to Neurochem as soon as reasonably practicable after Neurochem's receipt of the relevant Regulatory Approval. Each Party shall bear its own out-of-pocket costs with respect to such transfer. Following successful transfer of such Regulatory Approvals (i) Centocor shall own, and shall, at its expense, use Commercially Reasonable Efforts to maintain during the relevant Country Term, such Regulatory Approvals and, if applicable, designation of the Product as an Orphan Drug, and (ii) Centocor will have primary control of and participation in all meetings, submissions and other contacts with the FDA and EMEA (it being understood that Centocor shall give due consideration to Neurochem's concerns regarding all material issues associated with any such meetings, submissions and other contacts with the FDA and EMEA).

     Section 3.2 Centocor's Responsibilities. Centocor shall, [........], use
Commercially Reasonable Efforts to perform its obligations, if any, specified in the Development Plan. In addition, Centocor shall also be responsible for initiating and completing, at its sole expense, any and all (a) clinical trials (other than those specified in Section 3.1(a)) and (b) non-registration studies and evaluations (which may include one or more Phase IV Clinical Trials and pharmacoeconomic studies) deemed desirable by Centocor to help with the marketability of the Product and, wherever applicable, to obtain Pricing Approvals for the Product, as determined by Centocor in its sole discretion. In addition, Centocor shall be responsible for making submissions to the Regulatory Authorities and Governmental Authorities in the other Commercialization Countries any applications for Regulatory Approval of the Product as Centocor shall determine to be desirable in order to further commercialize the Product (it being acknowledged that Centocor anticipates making such submissions in a majority of such other potential Commercialization
Countries). Centocor shall own, and shall, [........], use Commercially
Reasonable Efforts to maintain during the relevant Country Term, such Regulatory Approvals and, to the extent appropriate, such designations of the Product as an Orphan Drug and Pricing Approvals following receipt thereof in each applicable country. All major activities of Centocor pursuant to this Section 3.2 shall be discussed at the JSC in order to help coordinate Centocor's efforts within the Territory with the efforts of Neurochem to develop and Commercialize the Product outside of the Territory. In undertaking any of the foregoing activities,
Centocor shall [........].

     Section 3.3 Neurochem's Activities Outside the Territory. For the avoidance of doubt, as between Centocor and Neurochem, Neurochem will retain the sole right and, in its sole discretion, the responsibility, itself or through others, at Neurochem's, its Affiliates' or any Third Party's expense, for (a) the clinical development of the Product and filing of applications for Regulatory Approval, Orphan Drug designation and Pricing Approval, where applicable, of the Product outside the Territory; (b) the Commercialization (including, without limitation, the setting of prices and booking of sales) of the Product outside the Territory; and (c) the manufacture and supply of the Product to meet demand outside of the Territory; provided, however, that in undertaking any of the foregoing activities, Neurochem shall [........].

     Section 3.4 Cooperation. Each of the Parties shall make reasonably available, at its own expense, appropriate members of its management, medical, clinical, pharmacovigilance, scientific, manufacturing, quality and regulatory teams (or, if applicable, those of its Affiliates who are supporting the Commercialization in a particular country or region) as reasonably required to develop the Product and obtain Regulatory Approvals thereof, and, if appropriate, designation of the Product as an Orphan Drug and/or Pricing Approvals, in each Commercialization Country in the Territory, which may include participation at meeting(s) with the relevant Regulatory Authorities and/or Governmental Authorities and any related correspondence with the Regulatory Authorities and/or the Governmental Authorities, in each case as reasonably required.

     Section 3.5    Exclusivity.

         [........]

                                   ARTICLE IV

                                COMMERCIALIZATION

     Section 4.1 Centocor Responsibilities. Centocor shall, [........], use
Commercially Reasonable Efforts to Commercialize the Product in the Primary Commercialization Countries. In addition, Centocor shall have the responsibility for any

Commercializing activities related to the Product in any of the other Commercialization Countries outside of the Primary Commercialization Countries (it being acknowledged that the decision on when and how to pursue Commercialization in such other Commercialization Countries shall be made by Centocor). All of the costs of performing these activities, and any other activities assigned to Centocor pursuant to the Commercialization Plan, shall be borne by Centocor. For the avoidance of doubt, Centocor shall set the price of the Product in all countries in the Territory and shall book all sales in the Territory.

     Section 4.2   Centocor Commercialization Efforts.

         (a) [........]

     Section 4.3   Distribution by Centocor.

         (a) Centocor shall not, and shall ensure that its Affiliates and Sublicensees do not (i) distribute, sell, offer to sell or export the Product outside the Territory or (ii) distribute, sell or offer to sell the Product to any purchaser if Centocor knows or has reason to believe that such purchaser intends to sell, offer to sell or distribute the Product outside the Territory; provided, however, that the foregoing restriction shall not apply to Switzerland. All inquiries or orders received by Centocor, its Affiliates or Sublicensees for the Product to be delivered outside the Territory (with the exception of Switzerland) shall be referred to Neurochem.

         (b) With respect to Switzerland, Centocor shall not, and shall ensure that its Affiliates and Sublicensees do not, make active or passive sales of the Product to customers in Switzerland. All inquiries received by Centocor, its Affiliates or Sublicensees for the Product to be delivered in Switzerland shall be referred to Neurochem.

     Section 4.4   Distribution by Neurochem.

         (a) With respect to the those countries in the Territory outside of the European Union (the "Non-European Territory"), Neurochem shall not, and shall ensure that its Affiliates and Sublicensees do not (i) distribute, sell, offer to sell or import the Product in the Non-European Territory or (ii) distribute, sell or offer to sell the Product to any purchaser if Neurochem (or its Affiliates or Sublicensees) knows or has reason to believe that such purchaser intends to sell, offer to sell or distribute the Product into the Non-European Territory. All inquiries or orders received by Neurochem, its Affiliates or Sublicensees for the Product to be delivered within the Non-European Territory shall be referred to Centocor.

         (b) With respect to the European Union, Neurochem shall not, and shall ensure that its Affiliates and Sublicensees do not make active or passive sales of Products to customers in the European Union. All inquiries received by Neurochem, its Affiliates or Sublicensees for Product to be delivered to the European Union shall be referred to Centocor or its Affiliates.

     Section 4.5   Territory Adjustment Amounts.

         (a) [........].

     Section 4.6   Additional Countries.

         (a) Prior to Neurochem or its Affiliates entering into any detailed negotiations regarding key terms and/or entering into any contract, agreement, term sheet, understanding or arrangement (verbal or written) with a Commercial Third Party with respect to the Commercialization of the Product in any of Canada, Switzerland, or the People's Republic of China (including Hong Kong and Macao) (each, a "Territory Expansion Opportunity"), Neurochem shall provide written notice to Centocor of its bona fide present intent to engage in such activities at such time (the "Territory Expansion Notice"), which Territory Expansion Notice shall include reasonably detailed information sufficient to enable Centocor to make an informed decision with respect to such Territory Expansion Opportunity; provided, however, that this Section 4.6 shall not prevent Neurochem and its Affiliates from participating in general discussions or negotiations with Third Parties with respect to a Territory Expansion
Opportunity. If Centocor notifies Neurochem in writing within [........] days after receipt of the Territory Expansion Notice (the "Territory Expansion Response Period", such notice, the "Territory Expansion Response") that it has a bona fide interest in discussing a collaboration with Neurochem and its Affiliates with respect to such Territory Expansion Opportunity, Neurochem and/or its applicable Affiliates and Centocor shall, on an exclusive basis, enter into good faith negotiations on such terms as may be mutually agreeable. If (i) Centocor does not indicate during the Territory Expansion Response Period that it is interested in discussing such Territory Expansion Opportunity, (ii) Centocor indicates in writing during the Territory Expansion Response Period that it has no interest in such Territory Expansion Opportunity, or (iii) Centocor indicates such an interest during the Territory Expansion Response Period but Neurochem and/or such applicable Affiliates, on the one hand, and Centocor, on the other hand, are unable, after good faith negotiations, to reach mutual agreement and execute a definitive agreement with respect to a collaboration with respect to such Territory Expansion Opportunity within
[........] days from the date of the Territory Expansion Response (or such extended period as may be approved in writing by Neurochem and/or such applicable Affiliates, on the one hand, and Centocor, on the other hand), Neurochem and its Affiliate shall be free thereafter to undertake detailed negotiations regarding key terms and enter into a transaction(s) (including execution of definitive agreements) relating to such Territory Expansion Opportunity with a Commercial Third Party(ies).

         (b) If Neurochem does not enter into a definitive Agreement with a
Third Party within [........] days after the Effective Date of this Agreement with respect to commercializing the Product for the countries of Japan, South Korea and/or Taiwan, then such country(ies) shall be included in any Territory Expansion Opportunity and Centocor shall have the same rights with respect to such country(ies) as it has with respect to all other countries listed in
Section 4.6(a) above.


                                   ARTICLE V

                                     SAFETY

     Section 5.1        .

                                   ARTICLE VI

                           SUPPLY RIGHTS OF NEUROCHEM

     Section 6.1   Supply Agreement.

         (a) Except as otherwise agreed by the Parties or as may otherwise be provided for in the Supply Agreement, Centocor shall, for the duration of the Supply Agreement, purchase all of its, its Affiliates' and Sublicensees', requirements for the Product in the Territory from Neurochem or its designated Affiliates under the terms of the Supply Agreement. For the duration of this Agreement, and so long as Neurochem is supplying Product under the Supply Agreement, Neurochem shall not supply Product to any other party for use in the Territory.

         (b) The form of Supply Agreement is attached as Exhibit C to this
Agreement. The Parties shall, within [........] days after the Effective Date, negotiate in good faith a definitive Supply Agreement (the "Supply Agreement") which is in form and substance substantially similar to the form set out as Exhibit C. Upon execution of the definitive Supply Agreement, such agreement shall govern the supply of Product to Centocor on its behalf or on behalf of its Affiliates and Sublicensees.

         (c) In addition to the manufacturer used by Neurochem or its Affiliates, Neurochem and Centocor shall cooperate to as soon as possible qualify a second supplier in Canada (which, if acceptable to Centocor, may be a supplier proposed by Neurochem) to be used to Manufacture the Product pursuant to the Supply Agreement as a back-up to the initial manufacturer.

     Section 6.2 Payment Terms. Centocor shall pay to Neurochem the price for the supplied Product, equal to the Transfer Price multiplied by the number of units of Product supplied to Centocor, its Affiliates or Sublicensees, within
[........] days after receipt of the Product by or on behalf of Centocor, its
Affiliates or Sublicensees.

                                  ARTICLE VII

                              FINANCIAL PROVISIONS

     Section 7.1   Initial License Payment.

         (a) In consideration of the grant by Neurochem to Centocor of the rights granted under this Agreement, Centocor shall make an initial non-refundable payment to Neurochem of [........](the "Upfront Payment") for
prior research and development activities, due on and as of the Effective Date, and payable on the earlier of Centocor's receipt of (1) [........] or (2) a written notice from Neurochem requesting the Upfront Payment (each of (1) or (2), the "Payment Request").

              i. Within [........] Business Days after Centocor's receipt of the
Payment Request, Centocor shall pay to Neurochem the Upfront Payment by wire transfer to an account specified by Neurochem in such notice, which amount shall be reduced by the relevant withholding tax payment if, prior to or with the
Payment Request, Neurochem has not delivered to Centocor [........].

              ii. Simultaneously with the receipt of the Upfront Payment,
Neurochem shall have the [........] issue to Centocor, as the beneficiary, a letter of credit in the amount of [........]in the form attached as Exhibit F to this Agreement (the "Letter of Credit"), which Letter of Credit Centocor may draw upon solely as provided in Section 7.1(b). The Letter of Credit shall remain in place and in effect with the [........] until the earlier of (i)
[........], (ii) [........] or (iii) [........].

              iii. If the Letter of Credit has not been cancelled or drawn upon at least [........] days prior to its date of stated expiration, Neurochem shall renew such Letter of Credit no later than [........] days prior to its stated
expiration date and shall notify Centocor of such renewal in writing. Neurochem shall, within the same time periods as mentioned in the immediately preceding sentence, similarly renew the Letter of Credit for successive periods if any renewed Letter of Credit has not been cancelled or drawn upon at least
[........] days prior to its date of stated expiration. If Neurochem does not so renew the Letter of Credit within such time periods, then Centocor shall be immediately entitled to draw upon the Letter of Credit.

              iv. If at any time when.

         (b) Upon conclusion of the Current Phase II/III Trial and the locking of the relevant database, Neurochem shall promptly (but in no event no later than [........] days after completion thereof) provide to Centocor written notice (the "Completion Notice") of the results thereof, including all relevant data and Neurochem's analysis thereof. If (i)(x) (the failure to satisfy either of the standards in clauses (x) or (y) being a "Clinical Failure"), or (ii) Neurochem, after submission to the FDA of an NDA for the Product containing
NC-503 in the [........] formulation for the treatment of AA Amyloidosis, receives a "non-approvable letter" from the FDA, then Neurochem shall provide to
Centocor a written notice thereof. Within [........] days after receipt of the
Completion Notice which indicates a Clinical Failure, or receipt of the notice of a "non-approvable letter", Centocor may provide to Neurochem a written notice as to either or both of the following (at Centocor's option): (1) [........]
and/or (2) [........].

     Section 7.2   Milestone Payments.

         (a) Payment Schedule. Centocor shall make the following non-refundable milestone payments (each, a "Milestone Payment") to Neurochem upon achievement of the following milestones (each, a "Milestone"):

                                                                    Payment Due
                                                                    As a Result
                                                                  of Achievement
                               Milestone                           of Milestone
                               ---------                          -------------
(i)   Filing of an NDA for the Product for the Primary Indication   [........]
      with the FDA and acceptance thereof by the FDA

(ii)  Regulatory Approval for the Product for the Primary           [........]
      Indication received by Neurochem or its Affiliate from
      the FDA

(iii) Regulatory Approval for the Product for the Primary           [........]
      Indication received by Neurochem or its Affiliate from
      the EMEA

(iv)  Cumulative Net Sales for the Product in the Territory of      [........]
      [........]

(v)   Cumulative Net Sales for the Product in the Territory of      [........]
      [........]

         (b) Timing of Payments. Each Milestone Payment shall be made by Centocor to Neurochem (i) with respect to those Milestones referenced in clauses
(i), (ii) and (iii) above, within [........] days after delivery to CENTOCOR of reasonable documentary evidence demonstrating achievement of such Milestone and
(ii) with respect to those Milestones referenced in clauses (iv) and (v) above, within [........] days after the calendar quarter within which such Milestones were achieved. For clarification purposes, the Parties acknowledge that once a Milestone Payment has been paid in accordance with the requirements above, then such Milestone Payment shall be satisfied in full without any future obligation or responsibility to make any additional payment with respect to such Milestone.

     Section 7.3   Distribution Fee Payments.

         (a) Calculation. With respect to each calendar quarter or portion thereof following First Commercial Sale in any country in the Territory, Centocor shall pay to Neurochem a distribution fee (the "Territory-Wide Distribution Fee") based on Net Sales during the relevant calendar year ("Annual Net Sales"). The Territory-Wide Distribution Fee shall be determined by calculating, on a country-by-country basis, the proportionate share of each country in the Territory of the worldwide Annual Net Sales of the Product in each tier (as shown in Table 1 below) and multiplying such number by the applicable tiered distribution rate(s) (as shown in Table 1 below) (the sum of such products, the "Supply Price"), and then further multiplying the Supply Price by the applicable Exclusivity Rate for such country (as shown in Table 2 below) in effect at the start of such calendar quarter in such country (the "Unadjusted Country Distribution

Fee"). After the calculation of the Unadjusted Country Distribution Fee, there shall be subtracted from such number the Transfer Price Total for the actual number of units of Product sold in such country during such calendar quarter, with the result being the "Adjusted Country Distribution Fee".

                                    Table 1

                                                                       Tiered
                                                                    Distribution
            Annual Net Sales                                             Rate
            ---------------                                         ------------
Annual Net Sales less than or equal to [........]                    [........]

Annual Net Sales greater than [........] but less                    [........]
than or equal to [........]

Annual Net Sales greater than [........] but less                    [........]
than or equal to [........]

Annual Net Sales greater than [........]                             [........]

                                    Table 2

----------------------------------------------------------------------------------------------------------------------
                Country                                   Exclusivity Period                      Exclusivity Rate
----------------------------------------------------------------------------------------------------------------------
U.S. Territory                           For any portion of the Country Term that is during          [........]%
                                         the Patent-Based Exclusivity Period
----------------------------------------------------------------------------------------------------------------------
                                         For any portion of the Country Term that is not             [........]%
                                         during the Patent-Based Exclusivity Period but is
                                         during the Legal Exclusivity Period
----------------------------------------------------------------------------------------------------------------------
                                         For any portion of the Country Term that is not             [........]%
                                         during the Legal Exclusivity Period
----------------------------------------------------------------------------------------------------------------------
Any country in the Territory other       During the De Facto Exclusivity Period                      [........]%
than the U.S. Territory
----------------------------------------------------------------------------------------------------------------------
                                         For any portion of the Country Term which is not            [........]%
                                         during the De Facto Exclusivity Period
----------------------------------------------------------------------------------------------------------------------

For illustrative purposes only, [........]

         (b) Calculation if Centocor Manufactures. During any period of time during which Centocor, its Affiliates or Sublicensees or a Third Party on behalf of Centocor Manufactures the Product, the Territory-Wide Distribution Fee shall be calculated as specified in Section 7.3(a); provided, however, that, for purposes of this Section 7.3(b), (i) all references to "Neurochem" in the definition of "Transfer Price" shall be changed to "Centocor", and (ii) the reference to "pursuant to the Supply Agreement" in the definition of "Manufacture" shall be deleted.

         (c) Payment Report. Within [........] days after the end of each calendar quarter, Centocor shall submit to Neurochem a reasonably detailed written accounting, substantially in the form attached as Exhibit D, of (i) the number of units of the Product sold in such calendar quarter in each country in the Territory, (ii) Gross Sales in such calendar quarter in each country in the Territory, (iii) Net Sales in such calendar quarter in each country in the Territory and the calculation thereof (including each Deduction), (iv) cumulative Annual Net Sales for such calendar year (or portion thereof), (v) the calculation of the Unadjusted Country Distribution Fee for each country in the Territory, (vi) the calculation of the Adjusted Country Distribution Fee for each country in the Territory, and (vii) the Territory-Wide Distribution Fee
owed (such report, the "Global Sales Report"). Centocor shall, within [........]
days after the end of such calendar quarter, submit to Neurochem the Territory-Wide Distribution Fee. Neurochem may provide copies of the Global
Sales Reports, and any information therein, to [........].

         (d) Length of Distribution Fee Payments. The amounts payable under this
Section 7.3 shall be paid on the Product for each country in the Territory during the Country Term for such country. Thereafter, Centocor shall have a fully paid up right and license under this Agreement in accordance with the provisions of Section 14.3(a) hereof.

     Section 7.4 MSL Personnel. For a period of [........] years after the
Effective Date (unless extended by mutual written consent of the Parties beyond such period), Centocor shall pay for the actual costs of up to [........]
medical scientific liaison personnel of Neurochem and/or its Affiliates which shall act as liaisons having direct contact with the amyloid centers of excellence in the U.S. Territory and the European Union (the "MSL's"), which costs shall include, without limitation, salary, bonus, benefits, car, computer, reasonable travel and lodging expenses (including no more than twice annual transatlantic coach-class travel for Product-related business purposes), office overhead and conference costs (the "MSL Costs"). The total MSL Costs for which
Centocor shall be responsible shall be no more than [........] per annum. All such MSL's shall be employees of Neurochem or its Affiliates and Neurochem or such Affiliates shall be responsible for all costs, liabilities, claims or expenses of any nature whatsoever with respect to such MSL's (other than the specific MSL Costs which Centocor is responsible for as provided in this Section 7.4). The MSL's shall not use or be based at any Centocor (or Centocor Affiliate) facility without the express prior written permission of Centocor or the applicable Centocor Affiliate. All MSL's shall comply with Centocor Health Care Compliance policies, including, without limitation, policies applicable to the proper role of field-based medical staff, to the extent such policies have been provided to Neurochem. Neurochem shall, based on its own due diligence, certify at the end of each calendar year compliance with these policies to Centocor's Vice-President of Medical Affairs and will require that MSL's attend relevant Centocor training as agreed to by the Parties. Neurochem records related to compliance with the aforementioned policies shall be subject to Centocor audit rights specified in Section 7.6. Within [........] days after the end of each calendar quarter, Neurochem shall provide to Centocor a written report documenting the MSL Costs (along with supporting documentation as to expenses) incurred by Neurochem or its Affiliates during such calendar quarter. Centocor shall pay such MSL Costs within days after receipt of such report.

     Section 7.5 Commercialization Costs. Centocor shall pay all Commercialization costs (including, without limitation, all such costs incurred prior to the relevant First Commercial Sale and all costs incurred with respect to the Safety Database and pharmacovigilance with respect to the Product for the Field of Use) and, to the extent Centocor incurs any of the following, the costs of any of the following: (a) all clinical trial costs Centocor determines to incur, other than those borne by Neurochem pursuant to Section 3.1, (b) all clinical trial costs for those trials performed after receipt of Regulatory Approval in the relevant country that Centocor determines to pursue, and (c) all non-registration study costs incurred in each country in the Territory with respect to the Product for the Field of Use that Centocor determines to pursue (including, without limitation, the costs of all pharmacoeconomic studies, all marketing and advertising materials, and all seminars and conferences aimed at educating or informing the medical marketplace about the Field of Use and/or the
Product). Within [........] days after delivery to Centocor of reasonable documentation evidencing the costs thereof, Centocor shall also reimburse Neurochem for those pre-launch Commercialization costs incurred in the Territory by Neurochem or its Affiliates between [........] and the Effective Date as specified in, and limited to the amounts set forth on, Schedule 7.5. In the event Centocor terminates any of the activities specified in Schedule 7.5, Centocor shall pay all reasonable non-cancellable Third Party costs of such activities, not to exceed [........].

     Section 7.6 Audits. Centocor shall keep, and shall require its Affiliates and Sublicensees to keep, complete and accurate records of the then-current and the latest three (3) calendar years relating to Gross Sales, Net Sales, Annual Net Sales. In addition, Centocor and Neurochem shall keep, and shall require its Affiliates to keep, complete and accurate records of the then-current and the latest three (3) calendar years relating to all other information relevant under Sections 7.2, 7.3, 7.4, 7.7, 7.8 and 7.10. or otherwise under this Agreement. For the sole purpose of verifying any financial obligations under this Agreement, each Party (the "Auditing Party") shall have the right, at the Auditing Party's expense, to have its independent accountants review such financial records of the other Party (the "Audited Party") in the location(s) where such records are maintained by the Audited Party, its Affiliates and, with respect to Centocor, its Sublicensees, upon reasonable notice and during regular business hours. Any such review shall be conducted pursuant to a written confidentiality agreement with the independent accountant containing terms and conditions of confidentiality substantially similar to those set out in Article XI of this Agreement. If the review reflects an underpayment to Neurochem, such underpayment shall be promptly remitted to Neurochem, together with interest calculated in the manner provided in Section 7.9. If the review reflects an overpayment to Neurochem with respect to Centocor's payment of MSL Costs, such overpayment shall be credited to further payments due to Neurochem from Centocor. If the underpayment is equal to or greater than [........] of the amount that was otherwise due, Centocor shall pay all reasonable costs of such review. The rights to audit under this
Section 7.6 shall not be performed [........].

     Section 7.7 Currency Exchange. With respect to sales of the Product invoiced in U.S. Dollars, the sales and Territory-Wide Distribution Fees payable shall be expressed in U.S. Dollars. With respect to sales of the Product invoiced in a currency other than U.S. Dollars, the sales and payments payable shall be expressed in their U.S. Dollar equivalent calculated using the applicable exchange rates for U.S. Dollars listed in The Wall Street Journal, New York edition, with respect to the last Business Day of the calendar quarter to which the Global Sales Report relates. All Territory-Wide Distribution Fee payments shall be made in U.S. Dollars.

     Section 7.8   Taxes.

         (a) Centocor will make all payments to Neurochem under this Agreement without deduction or withholding for taxes except to the extent that any such deduction or withholding is required by law in effect at the time of payment.

         (b) Any tax required to be withheld on amounts payable under this Agreement will promptly be paid by Centocor on behalf of Neurochem to the appropriate governmental authority, and Centocor will furnish Neurochem with proof of payment of such tax. Any such tax required to be withheld will be an expense of and borne by Neurochem.

         (c) Centocor and Neurochem will cooperate with respect to all documentation required by any taxing authority or reasonably requested by Centocor or Neurochem to secure a reduction in the rate of applicable withholding taxes. [........]

         (d) If Centocor had a duty to withhold taxes in connection with any payment it made to Neurochem under this Agreement but Centocor failed to withhold and/or remit such taxes relating to the payment, and such taxes were, subsequent to the payment to Neurochem, assessed against and paid by Centocor, then Neurochem will indemnify and hold harmless Centocor from and against such taxes and, where the failure was as a result of an action by Neurochem, any interest and penalties incurred by Centocor as a result of such action by Neurochem. If Centocor makes a claim under this Section 7.8(d), it will comply with the obligations imposed by Section 7.8(b) as if Centocor had withheld taxes from a payment to Neurochem.

     Section 7.9 Late Payments. Upon request by Neurochem, Centocor shall pay interest to Neurochem on the aggregate amount of any payments that are not paid on or before the date such payments are due under this Agreement at the Prime
Rate plus [........] percent ([........]%) per annum, calculated on the number of days such payment is delinquent.

     Section 7.10 Blocked Payments. In the event that, by reason of applicable laws or regulations in any country, it becomes impossible or illegal for Centocor or its Affiliates or Sublicensees, to transfer, or have transferred on its behalf, payments to Neurochem, such payments shall be deposited in local currency in the relevant country to the credit of Neurochem in a recognized banking institution designated by
Neurochem or, if none is designated by Neurochem within a period of [........]
days after notice of such impossibility or illegality, in a recognized banking institution selected by Centocor or its Affiliates or Sublicensees, as the case may be, and identified in a notice in writing given to Neurochem. Once so deposited, Centocor shall have no responsibility for any such deposits other than to provide such reasonable information to Neurochem as to enable it to pursue repatriation of such funds.

                                  ARTICLE VIII

               GRANT OF LICENSES UNDER PATENT RIGHTS AND KNOW-HOW

     Section 8.1   Neurochem Grants.

         (a) Subject to the terms and conditions of this Agreement, Neurochem hereby grants to Centocor an exclusive and fee-bearing (during the relevant Country Term) right and license, with the right to grant sublicenses to the extent permitted in accordance with Section 8.3 (in which event the person or entity to whom such sublicense is granted shall be deemed a "Sublicensee" of Centocor), under Neurochem Intellectual Property and under Neurochem's rights in the Joint Intellectual Property, to develop, use, make, have made, sell and offer to sell in the Territory the Products for the Field of Use, and to import from Neurochem or its designee Products for the Field of Use in the Territory; provided, however, that the foregoing license grants are expressly subject to
(a) Neurochem retaining the right to practice, and to grant licenses, under Neurochem Intellectual Property and under Neurochem's rights in the Joint Intellectual Property, to (i) perform Neurochem's obligations to Centocor under this Agreement, (ii) exercise its exclusive rights to manufacture the Product, which will be exclusively supplied to Centocor, on behalf of Centocor, its Affiliates and Sublicensees, in accordance with the terms of the Supply Agreement, and (iii) develop, make, have made and use the Product in the Territory solely for the purposes of development and Commercialization of the
Product outside the Territory, and (b) [........]

     Section 8.2   Centocor Grants.

         (a) Subject to the terms and conditions of this Agreement, Centocor hereby grants to Neurochem during the term of this Agreement a non-exclusive, royalty-free right and license in each Commercialization Country, with the right to grant sublicenses (in which event the person or entity to whom such sublicense is granted shall be deemed a "Sublicensee" of Neurochem), under Centocor's rights in Centocor Intellectual Property and under Centocor's rights in the Joint Intellectual Property, solely to perform Neurochem's obligations to Centocor under this Agreement and the Supply Agreement. Each sublicense granted by Neurochem with respect to such Know-How and Patent Rights shall be consistent with all the terms and conditions of this Agreement, and subordinate thereto. Neurochem shall remain responsible to Centocor for the compliance of each of Neurochem's Affiliates and its and their Sublicensees with the obligations due under this Agreement and Neurochem guarantees to Centocor the performance of all such obligations. The granting of a sublicense to an Affiliate or Sublicensee shall not relieve Neurochem of any of its obligations under this Agreement.

         (b) Subject to the terms and conditions of this Agreement, Centocor hereby grants to Neurochem a non-exclusive, royalty-free, perpetual and irrevocable right and license, in each country outside of the Territory, with the right to grant sublicenses, under the Centocor Formulation Intellectual Property, and under Centocor's rights in the Joint Know-How to the extent such Know-How is a Formulation Improvement, and under Centocor's rights in the Joint Patent Rights that cover such Joint Know-How, to develop, make, have made, use, sell and offer to sell, and import the Product in each country outside of the Territory.

     Section 8.3 Sublicensees. With respect to the rights granted to Centocor in
Section 8.1, Centocor shall have the right to grant sublicenses to (a) its Affiliates, (b) Third Parties for countries other than the Primary Commercialization Countries and (c) Third Parties for the Primary Commercialization Countries subject to obtaining the prior written consent of Neurochem (such consent not to be unreasonably withheld); provided, however, that any Sublicensees shall have no right to grant further sublicenses except to the extent such further sublicense would have been permitted as an original sublicense under this Section 8.3. Each sublicense granted by Centocor and its Affiliates shall be consistent with all the terms and conditions of this Agreement, and subordinate thereto. Centocor shall remain responsible to Neurochem for the compliance of each of Centocor's Affiliates and its and their Sublicensees with the obligations due under this Agreement and Centocor guarantees to Neurochem the performance of all such obligations. The granting of a sublicense to an Affiliate or Sublicensee shall not relieve Centocor of any of its obligations under this Agreement, and Centocor shall notify Neurochem in writing upon the granting of any such sublicenses (except with respect to sublicenses to its Affiliates).

     Section 8.4 Know-How. The Parties agree that: (a) all Know-How provided by one Party to the other shall be used in compliance with all applicable national, state or local laws, regulations and guidelines and consistent with the scope of the licenses that are set forth in this Agreement; and (b) all such Know-How shall be provided without any warranties, express or implied.

     Section 8.5 Retained Rights. Any rights of Neurochem not expressly granted to Centocor under the provisions of this Agreement shall be retained by Neurochem, and any rights of Centocor not expressly granted to Neurochem under the provisions of this Agreement shall be retained by Centocor. Without limiting the generality of the foregoing, Neurochem expressly retains all of its rights, title and interest in and to all Neurochem Intellectual Property and Joint Intellectual Property for all products, indications and countries of the world other than those rights that are expressly granted to Centocor under this Agreement, including specifically but without limitation all of its rights to compounds other than the Product and to all fields of use other than the Field of Use.

                                   ARTICLE IX

       KNOW-HOW AND PATENT RIGHT OWNERSHIP, PROTECTION AND RELATED MATTERS

     Section 9.1 Ownership.

         (a) General. Except as otherwise provided in this Agreement, as between Neurochem and Centocor, each Party shall own all and retain all right, title and interest in and to all Know-How made solely by the employees, contractors, consultants or agents of such Party, its Affiliates or sublicensees, as applicable.

         (b) Joint Inventions. Except as provided in Section 9.3(c), all Joint Intellectual Property shall be owned jointly on the basis of an equal undivided interest by Centocor and Neurochem. Centocor and Neurochem shall each have the right to practice under, and sell, license or otherwise transfer, its right in such Joint Intellectual Property to its Affiliates or any Third Party without the consent of, and without the duty to account to, the other Party so long as such sale, license or transfer is subject to the licenses granted pursuant to this Agreement and is otherwise consistent with this Agreement.

         (c) Inventorship. Inventorship shall be determined by the Parties, acting through each of their in-house and/or outside patent counsel, in good faith in accordance with relevant patent laws.

     Section 9.2 Participation of other Persons.

         (a) Each Party shall be responsible for executing an appropriate agreement with each employee, individual contractor, consultant or agent (including, for purposes of clarity, individuals who regularly work for Affiliates of such Party) working on its behalf in exercising its rights or performing its obligations under this Agreement, which requires such employee, individual contractor, consultant or agent to assign to such Party all inventions, innovations, improvements, new uses, processes, copyrights, trade secrets, techniques, ideas, discoveries, compounds and/or products (whether or not patentable) which he or she derives, makes, develops or conceives and/or reduces to practice during his or her work on behalf of such Party hereunder, and all Patent Rights therein, so that such Know-How and Patent Rights are Controlled by such Party.

         (b) Except as the Parties may otherwise agree in writing, each Party shall be responsible for executing an appropriate agreement with each Affiliate working on its behalf (other than manufacturers) in exercising its rights or performing its obligations under this Agreement, which requires such Affiliate to assign to such Party or exclusively license to such Party all inventions, innovations, improvements, new uses, processes, copyrights, trade secrets, techniques, ideas, discoveries, compounds and/or products (whether or not patentable) which such Affiliate derives, makes, develops or conceives and/or reduces to practice during its work on behalf of such Party hereunder, and all Patent Rights therein, so that such Know-How and Patent Rights are Controlled by such Party.

         (c) In order to protect the Parties' Patent Rights under United States law in any inventions conceived or reduced to practice during and in the course of the development or Commercialization of the Product in the Territory or otherwise as a result of the activities of the Parties under this Agreement, each Party shall maintain a policy which requires its employees to record and maintain all data and information developed during and in the course of the development or Commercialization of the Product in the Territory in such a manner as to enable the Parties to use such records to establish the earliest date of invention and/or diligence to reduction to practice. At a minimum, the policy shall require such individuals to record all inventions generated by them in standard laboratory notebooks which are dated and corroborated by non-inventors on a regular basis.

     Section 9.3 Prosecution and Maintenance.

         (a) Neurochem Patent Rights.

              i. Neurochem shall use Commercially Reasonable Efforts to timely prepare, file, prosecute and maintain, at its expense, Neurochem Patent Rights
(A) in the United States, (B) with respect to any patent application for the relevant Neurochem Patent Right which application was filed prior to the Effective Date, in each country in the European Patent Convention for which validation is available, and (C) other mutually agreed jurisdictions. Centocor, shall, within [........] days after receipt of an invoice therefore, reimburse
Neurochem for [........] percent ([........]%) of all reasonable costs associated with such preparation, filings, prosecution and maintenance.
[........]

              ii. Neurochem shall have the sole right, but not the obligation, to prepare, file, prosecute and maintain, at its expense, Neurochem Patent
Rights in the remainder of the Territory. Centocor shall, within [........] days after receipt of an invoice therefore, reimburse Neurochem for all reasonable costs associated with such preparation, filings, prosecution and maintenance.

         (b) Centocor Patent Rights. Centocor shall use Commercially Reasonable Efforts to timely prepare, file, prosecute and maintain, at its expense, Centocor Patent Rights in the Territory and throughout the world.

         (c) Joint Patent Rights. (i) Centocor and Neurochem shall assign patent attorneys to analyze and report to the JSC on consensus decisions regarding whether and how to file, prosecute and maintain any Joint Patent Rights, including without limitation, the ability of Centocor or Neurochem to assume control of the filing, prosecution or maintenance of such Joint Patent Rights in the name of Neurochem or Centocor, respectively, if Neurochem or Centocor, respectively, decline to file, prosecute or maintain such Joint Patent Rights, elect to allow any such Joint Patent Rights to lapse or elect to abandon any such Joint Patent Rights before all appeals within the respective patent office have been exhausted. (ii) The Parties shall jointly bear the costs of any preparation, filing, prosecution and maintenance of any Joint Patent Rights; provided, however, that if a Party declines to pay for the preparation, filing, prosecution or maintenance of any Joint Patent Rights, such Party shall give the JSC and the other Party reasonable notice to such effect and, effective as of the date of receipt of such notice, (A) all such Party's right, title and interest in and to such Joint Patent Rights shall be assigned to the other Party, and shall thereafter be considered as the newly Controlling Party's Patent Rights (to the extent consistent with the definition of

Neurochem Patent Rights or Centocor Patent Rights, as applicable), and (B) such Joint Patent Rights shall thereafter no longer be Joint Patent Rights.

         (d) Cooperation. Each Party agrees to cooperate with the other with respect to the filing, prosecution, maintenance and extension of patents and patent applications pursuant to this Section 9.3, including, without limitation:

              i. executing all such documents and instruments and the performance of such acts as may be reasonably necessary in order to permit the other Party to continue any filing, prosecution, maintenance or extension of such patents and patent applications that such Party has elected not to pursue, as provided for in Section 9.3(c) ("Patent Prosecution");

              ii. making its employees, agents and consultants reasonably available to the other Party (or to the other Party's authorized attorneys, agents or representatives), to the extent reasonably necessary to enable the prosecuting Party to undertake Patent Prosecution;

              iii. providing the other Party with copies of all material correspondence pertaining to Patent Prosecution with the patent office in any applicable country; and

              iv. endeavoring in good faith to coordinate its efforts with the other Party to minimize or avoid interference with the Patent Prosecution of the other Party's patent applications.

     Section 9.4 Enforcement of Intellectual Property.

         a. Initial Rights.

              i. The Controlling Party shall have the sole right, but not the obligation, to institute an infringement action or take other appropriate action that it believes is reasonably required to protect the Controlling Party's Intellectual Property from infringement in the Territory, when, from its own knowledge or upon notice from another Party, the Controlling Party becomes aware of the reasonable probability that such infringement exists in the Territory. Upon becoming aware of such potential infringement in the Territory, the Party who becomes aware of such Infringement shall notify the other Party in writing (the "Infringement Notice"). The Non-Controlling Party shall join in any infringement action as a party at the Controlling Party's request and expense in the event that an adverse party asserts, or the Controlling Party determines in good faith, that a court lacks jurisdiction based on the Non-Controlling Party's absence as a party in such suit. In the event the Non-Controlling Party joins in any such infringement action, the Controlling Party shall bear all costs of, and shall retain all recoveries from, such action.

              ii. Notwithstanding the provisions of Section 9.4(a)(i), Neurochem shall have the sole right to institute an infringement action or take other appropriate action that Neurochem or Centocor believes is reasonably required to protect the Neurochem Intellectual Property from infringement by a Neurochem Affiliate or a Third Party that is: [........]. Centocor may at any time join in any such infringement action and may be represented by counsel of its choice, but control of such action shall remain with Neurochem. Centocor shall join in any infringement action as a party at Neurochem's request in the event that an adverse party asserts, or the Controlling Party determines in good faith, that a court lacks jurisdiction based on Centocor's absence as a party in such suit. In the event Centocor joins in any such infringement action, the Parties shall share costs and recoveries as mutually agreed. [........].

         (b) Joint Intellectual Property. During the term of this Agreement, the Parties' respective patent counsel and senior or supervisory management, as the case may be, (with reports made to the JSC) shall make all decisions regarding enforcement of the Joint Intellectual Property, and responses to any assertions by a Third Party that the Joint Intellectual Property is invalid or otherwise unenforceable. Each Party shall provide to the other Party copies of any notices it receives from Third Parties regarding any patent nullity actions, any declaratory judgment actions, any alleged infringement or any alleged misappropriation of the Joint Intellectual Property. Such notices shall be provided promptly, but in no event after more than [........] days following receipt thereof. The Parties shall jointly bear the costs of any enforcement of the Joint Intellectual Property; provided, however, that if a Party declines to pay for the enforcement of any Joint Intellectual Property, such Party shall give the other Party reasonable notice to such effect and, effective as of the date of receipt of such notice, such other Party shall have the sole right, but not the obligation, to institute an infringement action or take other appropriate action that it believes is reasonably required to enforce such Joint Intellectual Property and shall be entitled to retain the entire amount of any recovery obtained as a result of any such action.

         (c) Cooperation; Settlements. In the event that any Party takes action pursuant to this Section 9.4, the other Party shall cooperate with the Party so acting to the extent reasonably possible, including the joining of suit as required by this Agreement or as otherwise desirable. Except as may otherwise be set forth herein, no Party participating in such suit shall settle or compromise any claim or proceeding relating to the Patent Rights or Know-How Controlled by the other Party without obtaining the prior written consent of such other Party, such consent not to be unreasonably withheld, it being understood that the consent of [........] may also be required in order to settle or compromise any claim or proceeding relating to the [........] Intellectual Property.

     Section 9.5 Claimed Infringement. In the event that a Party becomes aware that the manufacture, use, sale, offer to sell or importation of the Product infringes, or is likely to or is alleged to infringe, the Patent Rights or Know-How of any Third Party, such Party shall promptly notify the other Party in writing, and, with respect to the making, using, selling, offering for sale or importation of the Product in the Field of Use in the Territory (a "Third Party
IP Situation"), the Parties shall [........]; provided, however, that, to the extent that any action would involve the enforcement of a Party's Patent Rights or the defense of an Invalidity Claim with respect to a Party's Patent Rights, the general concepts of Section 9.4 shall apply to the enforcement of such Party's Patent Rights or the defense of such Invalidity Claim. Each Party shall provide to the other Party copies of any notices it receives from Third Parties regarding any patent nullity actions, any declaratory judgment actions, or any alleged infringement or misappropriation of the Controlling Party's Intellectual Property or the Patent Rights or Know-How of any Third Party. Such notices shall be provided promptly, but in no event after more than [........] days following receipt thereof. If it is necessary to obtain a license from such Third Party for the Territory or otherwise pay costs in connection with such Third Party's Patent Rights or Know-How, Centocor and Neurochem in negotiating such a license or agreeing to such costs shall make every effort to minimize the license fees and/or royalty payable to such Third Party and (a) [........], and (b)
[........]

     Section 9.6 Patent Invalidity Claim. If a Third Party at any time asserts in writing a claim that any Neurochem Intellectual Property or Centocor Intellectual Property in the Territory is invalid or otherwise unenforceable (an "Invalidity Claim"), whether as a defense in an infringement action brought by a Party pursuant to Section 9.4 or in an action brought against a Party under
Section 9.5, the general concepts of Section 9.4 shall apply to such Invalidity Claim.

     Section 9.7 [........]

     Section 9.8 [........]

     Section 9.9 [........].

     Section 9.10 Patent Marking. Centocor shall, and shall cause its Affiliates and Sublicensees, to (a) mark the Product packaging with the number of each issued patent under the Neurochem Patent Rights, Centocor Patent Rights or Joint Patent Rights that applies to the Product, and (b) comply with the patent marking statutes in each country in the Territory in which the Product is offered for sale, sold or imported by or on behalf of Centocor or its Affiliates or Sublicensees.

                                   ARTICLE X

                                   TRADEMARKS

     Section 10.1 Selection of Trademarks. All trademarks to be used by Centocor and/or its Affiliates in connection with the Products in the Territory shall
[........]

     Section 10.2 Labeling. To the extent permitted by applicable law, the Product shall carry the Centocor name and logo. As permitted by applicable law, all labeling and packaging (including, without limitation, any bottles, boxes and inserts) and written and electronic materials (including all advertising and promotional materials) associated with the Product shall indicate that the Product was developed by Neurochem and sold under license to Centocor.

     Section 10.3 Advertising and Promotional Materials. To the extent required by applicable law, Centocor shall discuss and/or review all promotional materials to be used in the Territory with the relevant Regulatory Authorities and/or Governmental Authorities, as applicable, and Centocor shall file, to the extent required by applicable law, all promotional materials to be used in the Territory with the relevant Regulatory Authorities and/or Governmental Authorities, as applicable. If requested by Neurochem, Centocor shall provide Neurochem with such promotional materials before they are filed with the Regulatory Authorities and/or Governmental Authorities, it being acknowledged that Centocor shall have the sole right to determine what is ultimately reviewed with such Regulatory Authorities and/or Governmental Authorities (after giving due consideration to any information or suggestions provided by Neurochem).

     Section 10.4 Ownership.

         (a) [........].

         (b) Except as provided in this Article X or Section 14.3, Centocor shall not acquire any rights under this Agreement in any trademark, service mark or Internet domain name of Neurochem including the words "Neurochem" or any of the Neurochem Trademarks (except to the extent expressly set forth herein), and Neurochem shall not acquire any rights under this Agreement in any trademark, service mark or Internet domain name of Centocor or its Affiliates, including the word "Centocor" or any of the Centocor Trademarks.

                                   ARTICLE XI

                                 CONFIDENTIALITY

     Section 11.1 Prior Confidentiality Agreement. [........] and [........] are
parties to the Pre-Existing Confidentiality Agreements. The provisions of this
Article XI shall apply to all Confidential Information, and to all Confidential Information (as that term is defined in the Pre-Existing Confidentiality Agreements) disclosed pursuant to the Pre-Existing Confidentiality Agreements (which shall be deemed to be Confidential Information, subject to the exceptions in Section 1.17, for purposes of this Agreement). The nature or terms of this Agreement and the Supply Agreement shall be deemed to be Confidential Information of each Party, subject to the exceptions in Section 1.17, for purposes of this Agreement and the Supply Agreement. Centocor and Neurochem shall each be responsible for breaches of this Article XI by its respective Affiliates who are parties to the Pre-Existing Confidentiality Agreements.

     Section 11.2 Nondisclosure and Non-Use of Confidential Information. Each Party (the "Receiving Party") shall keep strictly confidential any Confidential Information disclosed by or on behalf of the other Party (the "Disclosing Party"), using at least the same degree of care that it uses to protect its own confidential or proprietary information but in no event less than reasonable care. The Receiving Party shall use the Disclosing Party's Confidential Information solely for the purposes of this Agreement and the Supply Agreement and the transactions contemplated hereby and thereby and shall not disclose or disseminate any such Confidential Information to any person at any time, except for disclosure to those of its Affiliates, directors, officers, employees, consultants, accountants, attorneys, advisers and agents that have a need to know such information to permit the Receiving Party to exercise its rights or fulfill its obligations pursuant to this Agreement or the Supply Agreement, provided that such persons have an obligation with the Receiving Party to treat such information and materials as confidential on terms at least as restrictive as those in this Article XI.

     Section 11.3 Permitted Disclosure. The provisions of Section 11.2 shall not preclude: (a) the Receiving Party from disclosing Confidential Information of the Disclosing Party to the extent such Confidential Information is required to be disclosed by the Receiving Party to comply with applicable laws, regulation or legal process, including without limitation the rules or regulations of the United States Securities and Exchange Commission or similar regulatory agency in a country other than the United States or of any stock exchange, including without limitation Nasdaq, or to defend or prosecute litigation, provided that the Receiving Party provides prior written notice of such disclosure to the Disclosing Party and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure and, to the extent such disclosure is required in connection with any such securities filing, that the Receiving Party uses its Commercially Reasonable Efforts to obtain confidential treatment of such information (or such portions of such information as the Disclosing Party shall request); (b) the Receiving Party from disclosing and/or claiming the Disclosing Party's Confidential Information in the Receiving Party's patent applications and in the prosecution of such patent applications consistent with the terms and conditions of Article IX; (c) either Party from disclosing this
Agreement or the Supply Agreement to [........]; (d) Neurochem from providing to
[........] a copy of this Agreement, or the Supply Agreement, or relevant portions thereof, and any other information which Neurochem or its Affiliates are required to provide to [........] pursuant to the [........] License
Agreement, pursuant to which [........] is bound by obligations of confidentiality; (e) Neurochem from disclosing this Agreement or the Supply Agreement to its Affiliates or Third Parties through whom it is exercising, or is seeking to exercise, its responsibilities under this Agreement or the Supply Agreement, provided that any such Third Party has entered into a written obligation with Neurochem or its Affiliates to treat such information and materials as confidential and, at the request of Centocor, Neurochem shall use Commercially Reasonable Efforts to enforce such obligations against such Third Parties (it being understood that Centocor shall be permitted to pursue its own enforcement action against any such Third Party); (f) Neurochem from publicly announcing the filing of applications for, and the obtaining of, Regulatory Approvals, designation of the Product as an Orphan Drug and Pricing Approvals (any such announcement to be reviewed with Centocor (subject to Centocor's consent, such consent not to be unreasonably withheld) and subject also to clause (a)); or (g) either Party from disclosing information regarding adverse events to the applicable Regulatory Authorities in accordance with its obligations pursuant to Article V or pursuant to Section 14.3.

     Section 11.4 Identification. In any disclosure by Centocor permitted hereunder which refers to Neurochem Intellectual Property or Joint Intellectual Property, Centocor shall identify Neurochem as the inventor, co-inventor, originator, owner, co-owner and/or licensor, as appropriate, of such Neurochem Intellectual Property or Joint Intellectual Property. In any disclosure by Neurochem permitted hereunder which refers to Centocor Intellectual Property or Joint Intellectual Property, Neurochem shall identify Centocor as the inventor, co-inventor, originator, owner, co-owner and/or licensor, as appropriate, of such Centocor Intellectual Property or Joint Intellectual Property.

     Section 11.5 Publications. Except as otherwise provided in this Article XI, neither Party shall publicly disclose (whether in writing or orally) the results of the development of the Product except to the extent otherwise agreed by the Parties (such agreement not to be unreasonably withheld). Any agreed-upon disclosure shall only be made in the timeframes and with the content mutually agreed upon by the Parties.

     Section 11.6 Public Announcements. Notwithstanding anything to the contrary in this Article XI, Neurochem shall make a press release or similar announcement generally advising as to the execution of this Agreement on or immediately after the Effective Date substantially in the form attached as Exhibit E. Any additional announcement or similar publicity with respect to the execution of this Agreement and the Supply Agreement shall require the prior written consent of both Parties (except as provided in Section 11.3(a)). Centocor agrees and acknowledges that neither it nor Neurochem may use the name of [........],
[........] or any of [........]'s employees in any publicity with respect to this Agreement without the prior written consent of [........].

     Section 11.7 Term. All obligations of confidentiality imposed under this
Article XI shall expire the later of (a) [........] years following termination or expiration of this Agreement or (b) [........] years after the Effective
Date.

                                  ARTICLE XII

                         REPRESENTATIONS AND WARRANTIES

     Section 12.1 Representations of Authority. Neurochem and Centocor each represents and warrants to the other Party that it has the full corporate right, power and authority to enter into this Agreement, and to perform its respective obligations under this Agreement.

     Section 12.2 Consents. Neurochem and Centocor each represents and warrants to the other Party that, other than as contemplated by this Agreement, all necessary consents, approvals and authorizations of all Government Authorities and other persons required to be obtained by it as of the Effective Date in connection with the execution, delivery and performance of this Agreement have been obtained by the Effective Date.

     Section 12.3 Enforceability. Neurochem and Centocor each represents and warrants to the other Party that this Agreement is a legal and valid obligation binding upon it and is enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and by general equitable principles and public policy constraints (including those pertaining to limitations and/or exclusions of liability, competition laws, penalties and jurisdictional issues, including conflicts of laws).

     Section 12.4 No Conflict. Neurochem and Centocor each represents and warrants to the other Party that the execution and delivery of this Agreement and the performance of such Party's obligations hereunder (a) do not conflict with or violate any requirement of applicable laws or regulations and (b) do not and will not conflict with, violate or breach or constitute a default or require any consent under, any contractual obligations of such Party.

     Section 12.5 Intellectual Property.

         [........]

     Section 12.6 [........].


                                  ARTICLE XIII

                          INDEMNIFICATION AND INSURANCE

     Section 13.1 Indemnification by Centocor. Centocor shall indemnify, defend and hold harmless at its cost and expense Neurochem and its Affiliates, any of their successors or assigns, and any of their respective then-current or then-former directors, officers, employees or licensors (the "Neurochem Indemnified Parties") from and against any losses, costs, damages, judgments, settlements, interest, fees or expenses (including all reasonable attorneys'
fees) ("Liabilities") arising out of any Third Party claim based on [........].

     Section 13.2 Indemnification by Neurochem. Neurochem shall indemnify, defend and hold harmless at its cost and expense Centocor and its Affiliates, any of their successors or assigns, and any of their respective then-current or then-former directors, officers, employees or licensors (the "Centocor Indemnified Parties") from and against any Liabilities arising out of any Third
Party claim based on [........].

     Section 13.3 Procedure.

         (a) If any Centocor Indemnified Party or any Neurochem Indemnified Party (in each case, an "Indemnified Party") receives any written claim or demand which such Indemnified Party believes is the subject of indemnity hereunder by Neurochem or Centocor, as the case may be (in each case, an "Indemnifying Party"), the Indemnified Party shall, as soon as reasonably practicable after forming such belief, give notice thereof to the Indemnifying Party; provided that the failure to give timely notice to the Indemnifying Party as contemplated hereby shall not release the Indemnifying Party from any liability to the Indemnified Party unless the defense of such claim is materially prejudiced by such failure. The Indemnifying Party shall assume and diligently pursue the defense of such claim, at its cost.

         (b) The Indemnifying Party shall have absolute control of the conduct of the litigation; provided, however, that:

              i. the Indemnified Party may, nevertheless, participate therein through counsel of its choice and at its cost;

              ii. the Indemnifying Party shall keep the Indemnified Party reasonably informed of the status of the litigation;

              iii. the Indemnifying Party shall provide the Indemnified Party with a reasonable opportunity to review and comment on all pleadings, motions and other papers exchanged with the opposing party or filed with any court by the Indemnifying Party with respect to such claim or demand (collectively, the "Pleadings") and the Indemnifying Party shall consider in good faith any input provided by the Indemnified Party with respect to the Pleadings; and

              iv. if the suit includes a defense of the Controlling Party's Intellectual Property or an Invalidity Claim with respect to the Controlling Party's Intellectual Property (in the event the Controlling Party is the Indemnified Party) or the Joint Intellectual Property, then the Indemnifying Party's conduct of the litigation with respect to such claim(s) shall be subject to:

                   (A) the approval of the Controlling Party, with respect to the Controlling Party's Intellectual Property, and the approval of the Indemnified Party, with respect to the Joint Intellectual Property, and/or

                   (B) [........]

         (c) The Indemnified Party shall render all reasonable assistance to the Indemnifying Party as requested by the Indemnifying Party, and all reasonable out-of-pocket costs of such assistance shall be for the account of the Indemnifying Party. Except where a claim or demand is settled by the Indemnifying Party solely through means of a financial settlement for which the Indemnifying Party is responsible (in which case no consent shall be required from the Indemnified Party), no such claim or demand shall be settled other than by the Indemnifying Party, and then only with the consent of the Indemnified Party, which shall not be unreasonably withheld; provided that the Indemnified Party shall have no obligation to consent to any settlement of any such claim which imposes on the Indemnified Party any liability or obligation which cannot be assumed and performed in full by the Indemnifying Party or which agrees that any element of any of the Controlling Party's Intellectual Property (in the event the Controlling Party is the Indemnified Party) or Joint Intellectual Property is invalid, not infringed or unenforceable.

     Section 13.4 Allocation. In the event a claim is based partially on an indemnified claim described in Sections 13.1 or 13.2 and partially on a non-indemnified claim, or is based partially on a claim indemnified by one Party and partially on a claim indemnified by the other Party pursuant to Sections
13.1 and 13.2, any payments and reasonable attorney fees incurred in connection with such claims are to be apportioned between the Parties in accordance with the degree of cause attributable to each Party.

     Section 13.5 Insurance. Each Party agrees to procure and maintain in full force and effect during the term of this Agreement, at its sole cost and expense
(a) statutory worker's compensation insurance and employer's liability insurance (or comparable coverage if such insurance is not applicable in a particular country) and (b) Product Liability, Bodily Injury and Property Damage Insurance
with a combined single limit of not less than [........] per occurrence and
[........] in the aggregate annually, which insurance shall name the other Party as an additional insured with respect to their interest. Each Party shall, on request, provide to the other Party copies of a certificate of coverage or other written evidence reasonably satisfactory to such Party of such insurance coverage. Centocor may substitute a program of self-insurance for all or part of the Third Party insurance required hereunder.

                                  ARTICLE XIV

                              TERM AND TERMINATION

     Section 14.1 Effective Date; Term. This Agreement shall become effective as of the Effective Date, may be terminated as set forth in Sections 4.2 or 7.1(b) or this Article XIV, and shall otherwise remain in effect until the expiration of all the Country Terms.

     Section 14.2 Termination.

         (a) Termination for Material Breach. Upon any material breach of this
Agreement [........] by a Party (the "Breaching Party"), the other Party may terminate this Agreement by providing [........] days written notice to the
Breaching Party, specifying the material breach. The termination shall become effective at the end of the [........] day period unless the Breaching Party cures such breach during such [........] day period. Notwithstanding the foregoing, if such breach, by its nature, is incurable, this Agreement may be terminated immediately.

         (b) Termination on Bankruptcy.

              i. To the extent permitted by applicable law, this Agreement may be terminated by written notice by either Party at any time during the term of this Agreement upon the declaration by a court of competent jurisdiction that the other Party (the "Bankrupt Party") is bankrupt and the Bankrupt Party's assets are to be liquidated, the filing or institution, either voluntarily by or involuntarily against the Bankrupt Party, of bankruptcy, liquidation or receivership proceedings, or upon an assignment of a substantial portion of the assets for the benefit of creditors by the Bankrupt Party, or in the event a receiver or custodian is appointed for the Bankrupt Party's business, or if a substantial portion of the Bankrupt Party's business is subject to attachment or similar process; provided, however, that in the case of any involuntary bankruptcy proceeding, such right to terminate shall only become effective if the proceeding is not dismissed within sixty (60) days after the filing thereof.

              ii. Each Party acknowledges and agrees that the licenses and rights granted by such Party to the other Party pursuant to Article VIII are licenses and rights to "intellectual property" within the definition of Section 101(35A) of the United States Bankruptcy Code (the "Code"). The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against the Bankrupt Party under the Code, the other Party shall be entitled, at its option, to retain all its rights under this Agreement with respect to the U.S. Territory pursuant to Code Section 365(n).

         (c)

         (d) [........].

     Section 14.3 Effects of Expiration or Termination.

         (a) Upon the expiration of the Country Term, on a country-by-country basis, with respect to each country in the Territory:

              i. the licenses granted by Neurochem to Centocor [........];

              ii. the licenses granted by Centocor to Neurochem [........];

              iii. [........]; and

              iv. Centocor hereby grants to Neurochem, subject to such expiration, a non-exclusive, royalty-bearing (at a rate to be mutually and reasonably agreed by the Parties), irrevocable, worldwide license to use, copy, make derivative works of and distribute the data and documentation relating specifically to the Product and its administration that is embodied in the Safety Database in order for Neurochem to maintain pharmacovigilance information with respect to the Product in such region; and, for the sake of clarity, the relevant provisions of the Safety Agreement with respect to Neurochem's rights upon such expiration shall apply.

         (b) Upon the termination of this Agreement by Centocor pursuant to Sections 14.2(c), 14.2(d) or 7.1(b):

              i. the licenses granted by Neurochem to Centocor pursuant to
Section 8.1(a), and all sublicenses thereunder granted to its Affiliates and Third Parties by Centocor, shall terminate;

              ii. the licenses granted by Centocor to Neurochem (A) pursuant to
Section 8.2(a) shall remain in effect on an irrevocable, perpetual, sublicenseable (provided that such sublicensees comply with the relevant provisions of this Agreement) basis and shall be converted to licenses to develop, make, have made, use, sell, offer to sell, lease, import and export the Product anywhere in the world; and (B) pursuant to Section 8.2(b), shall remain in effect on an irrevocable, perpetual, sublicenseable (provided that such sublicensees comply with the relevant provisions of this Agreement) basis;

              iii. Centocor (A) shall, at Neurochem's request [........], submit letter(s) or application(s) to the relevant Regulatory Authorities and/or Governmental Authorities to transfer ownership of the regulatory filings, designations of the Product as an Orphan Drug, Regulatory Approvals and Pricing
Approvals in each country in the Territory to Neurochem within [........] days after receipt of the required documentation from Neurochem for inclusion in such letter(s) or application(s), (B) shall, at Neurochem's request [........], promptly after such termination but in no event later than [........] days after such request, assign to Neurochem all of its right, title and interest in and to all clinical, technical and other relevant reports, records, data, information and materials relating to the Product (including, without limitation, all information contained in the Safety Database established and maintained by Centocor and its Affiliates in accordance with the Safety Agreement); (C) shall, at Neurochem's request and [........], assist Neurochem in taking appropriate steps with the relevant Regulatory Authorities and Governmental Authorities to
effect such assignments; (D) shall, at Neurochem's request [........], deliver to Neurochem, promptly after such termination but in any event no later than
[........] days after such request, one (1) copy of each physical embodiment of the items in clauses (A) and (B) in a mutually agreeable format, which Neurochem may use on a non-exclusive, royalty-free sublicenseable basis to promote, market and distribute the Product in the Territory; (E) hereby grants to Neurochem, subject to such termination, a non-exclusive, royalty-bearing (at a rate mutually and reasonably agreed by the Parties), irrevocable, worldwide license to use, copy, make derivative works of and distribute the data and documentation relating specifically to the Product and its administration that is embodied in the Safety Database in order for Neurochem to maintain pharmacovigilance information with respect to the Product in the Territory; and (F) for the sake of clarity, the relevant provisions of the Safety Agreement with respect to Neurochem's rights upon such expiration shall apply;

              iv. Centocor [........]; and

              v. Centocor shall permit Neurochem, at Neurochem's option, to purchase, at the Transfer Price, all or any part of Centocor's and its Affiliates' inventory of the Product unsold as of the effective date of termination; provided that Neurochem indemnifies Centocor for any liabilities which may arise from such inventory in the future (other than those liabilities which arise as a result of Centocor's or its Affiliates' storage or shipment of such inventory).

         (c) Upon termination of this Agreement pursuant to Sections 14.2(a) or
(b):

              i. The licenses granted pursuant to Section 8.2(b) shall remain in effect on an irrevocable, perpetual and sublicenseable (provided that such sublicensees comply with the relevant provisions of this Agreement) basis;


              ii. the other licenses granted by the Breaching Party or the Bankrupt Party (the "Non-Terminating Party") to the other Party (the "Terminating Party") shall remain in effect on an irrevocable, perpetual, sublicenseable (provided that such sublicensees comply with the relevant provisions of this Agreement) basis; provided, however, that, if Centocor is the Non-Terminating Party, the license granted by Centocor to Neurochem pursuant to
Section 8.2 shall remain in effect on an irrevocable, perpetual, sublicenseable (provided that such sublicensees comply with the relevant provisions of this Agreement) basis and shall be converted to licenses to develop, make, have made, use, sell, offer to sell, lease, import and export the Product anywhere in the world;

              iii. the other licenses granted by the Terminating Party to the Non-Terminating Party pursuant to this Agreement, and all sublicenses thereunder granted to its Affiliates and Third Parties by the Non-Terminating Party, shall terminate;

              iv. [........];

              v. if Centocor is the Terminating Party, the provisions of Section
9.10 and Article X shall remain in effect;

              vi. (A) if Centocor is the Terminating Party, Centocor and/or its
Affiliates shall retain [........]; or

                   (B) if Centocor is the Non-Terminating Party, Centocor (1)
shall, [........], submit letter(s) or application(s) to the relevant Regulatory
Authorities and/or Governmental Authorities to transfer ownership of the regulatory filings, designations of the Product as an Orphan Drug, Regulatory Approvals and Pricing Approvals in each country in the Territory to Neurochem within [........] days after receipt of the required documentation from
Neurochem for inclusion in such letter(s) or application(s), (2) shall,
[........], assign to Neurochem, promptly after such termination but in any event no later than [........]after such termination, all of its right, title and interest in and to all clinical, technical and other relevant reports, records, data, information and materials relating to the Product (including, without limitation, all information contained in the Safety Database established and maintained by Centocor and its Affiliates in accordance with the Safety
Agreement); (3) shall, [........], take appropriate steps with the relevant
Regulatory Authorities and Governmental Authorities to effect such assignments
(to the extent permitted under applicable law); (4) shall, [........], deliver to Neurochem one (1) copy of each physical embodiment of the items in clauses
(1) and (2) in a mutually agreeable format promptly but in no event more than
[........] days after termination; (5) hereby grants to Neurochem, subject to such termination, a fully paid-up, royalty-free license, with the right to grant sublicenses, to use the foregoing to develop and Commercialize the Product in the Territory; (6) hereby grants to Neurochem, subject to such termination, a non-exclusive, royalty-bearing (at a rate mutually and reasonably agreed by the Parties), irrevocable, worldwide license to use, copy, make derivative works of and distribute the data and documentation relating specifically to the Product and its administration that is embodied in the Safety Database in order for Neurochem to maintain pharmacovigilance information with respect to the Product in the Territory; and (7) for the sake of clarity, the relevant provisions of the Safety Agreement with respect to Neurochem's rights upon such expiration shall apply;

              vii. [........]; and

              viii. if Centocor is the Non-Terminating Party, Centocor shall permit Neurochem, at Neurochem's option, to purchase, at the Transfer Price, all or any part of Centocor's and its Affiliates' worldwide inventory of the Products unsold as of the effective date of termination; provided that Neurochem shall indemnify Centocor for any liabilities which may be incurred as a result of such inventory being used by Neurochem (other than those liabilities which arise as a result of Centocor's or its Affiliates' storage or shipment of such inventory).

         (d) Upon termination or expiration of this Agreement for any reason, in addition to the provisions of Sections 14.3(a), (b) or (c), as applicable:

              i. each Receiving Party shall (A) promptly return to the Disclosing Party all materials and records in its possession or control containing Confidential Information of the Disclosing Party or, at the election of the Receiving Party, destroy such Confidential Information of the Disclosing Party, and (B) destroy: (1) any notes, reports or other documents prepared by the Receiving Party which contain Confidential Information of the Disclosing Party; and (2) any Confidential

Information of the Disclosing Party (and all copies and reproductions thereof) which is in electronic form or cannot otherwise be returned to the Disclosing Party; provided, however, that (3) each Party may retain the Confidential Information of the other Party to the extent necessary to exercise its rights which survive termination or expiration), and (4) the Receiving Party may retain one (1) copy of the Disclosing Party's Confidential Information in its archives solely to verify its compliance with its continuing obligations of confidentiality under this Agreement;

              ii. [........]; and

              iii. [........].

     Section 14.4 Non-Exclusive Remedy. Termination of this Agreement shall be in addition to, and shall not prejudice, the Parties' remedies at law or in equity, including, without limitation, the Parties' ability to seek legal damages and/or equitable relief with respect to any breach of this Agreement, regardless of whether or not such breach was the reason for the termination.

                                   ARTICLE XV

                               DISPUTE RESOLUTION

   Section 15.1 First-Level Dispute Resolution. Any dispute arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, shall be resolved as follows:

         (a) The JSC shall meet within [........] Business Days after receipt of notice by either Party with respect to such dispute and attempt in good faith to resolve the dispute.

         (b) If the JSC is unable to decide or resolve an issue within
[........] Business Days after receipt of such notice of dispute, such dispute shall be submitted to the relevant Executive Officers of the Parties for resolution by good-faith negotiations. If the Executive Officers cannot resolve such dispute within [........] days after either Party requests such a meeting, then either Party may make a written demand for formal dispute resolution, in which case Sections 15.2 or 15.3, as applicable, shall apply.

         (c) Notwithstanding the foregoing clauses (a) and (b), neither Party shall be restricted from seeking injunctive or other equitable relief in any court of competent jurisdiction.

     Section 15.2 Arbitration.

         (a) Subject to Section 15.1, at the request of either Party, any dispute, claim or controversy arising from or related in any way to this Agreement or the interpretation, application, breach, termination or validity thereof, including any claim of inducement of this Agreement by fraud or otherwise, will be submitted for resolution to arbitration pursuant to the rules then pertaining of the CPR Institute for Dispute Resolution for Non-Administered Arbitration (available at www.cpradr.org/arb-rules.htm), or successor ("CPR"), except where those rules conflict with these provisions, in which case these provisions control. Expedited Arbitration Disputes will be handled under the provisions of this Section 15.2 procedure except where a different procedure for such Expedited Arbitration Disputes as to arbitrator selection and dispensing with appeals to an appellate arbitrator is specified in this Section 15.2. The arbitration will be held in [........].

         (b) Other than with respect to Expedited Arbitration Disputes, the panel shall consist of three (3) arbitrators chosen from the CPR Panels of Distinguished Neutrals (or, by agreement, from another provider of arbitrators) each of whom is a lawyer with at least fifteen (15) years experience with a law firm or corporate law department of over twenty-five (25) lawyers or who was a judge of a court of general jurisdiction, and each of whom is experienced in matters regarding contracts of a similar nature. However, if (i) the aggregate of all amounts in dispute is less than [........]dollars ([........]), (ii) the disputed matter is whether a milestone event under Section 7.2 has occurred,
(iii) the disputed matter is the existence or continuation of a Force Majeure Event under Section 16.7, or (iv) the disputed matter relates to the results of an audit conducted under Section 7.6 (any such dispute, an "Expedited Arbitration Dispute"), then a single arbitrator shall be chosen, having the same qualifications and experience specified above; provided that if resolution of the disputes under subsections (iii) or (iv) above could reasonably be expected to have an economic impact on either Party in excess of [........] dollars
([........]), then the dispute is not an Expedited Arbitration Dispute. Each arbitrator shall be neutral, independent, disinterested, impartial, shall abide by The CPR-Georgetown Commission Proposed Model Rule for the Lawyer as Third Party Neutral available at www.cpradr.org/cpr-george.html and shall be able to make a commitment to dedicate sufficient time to the arbitration to enable the arbitration to be conducted within the time limits set forth in Section 15.2(c).

         (c) The Parties agree to (i) discuss within thirty (30) days after initiation of the arbitration whether they can select the arbitrator(s) by mutual agreement, after which thirty (30) day period either Party shall be free to refer the selection of the arbitrator(s) to the CPR as provided in Section 15.2(d) if such Party is not satisfied that the Parties will be able to select the arbitrator(s) by mutual agreement in a timely manner, (ii) meet with the arbitrator(s) within forty-five (45) days after selection and (iii) agree at that meeting or before upon procedures for discovery and as to the conduct of the hearing which will result in the hearing being concluded within no more than nine (9) months after selection of the arbitrator(s) and in the award being rendered within thirty (30) days after any post-hearing briefing, which briefing will be completed by both sides within thirty (30) days after the conclusion of the hearings, or within sixty (60) days after the conclusion of the hearings if there is no post-hearing briefing.

         (d) In the event the Parties cannot agree upon selection of the arbitrators and the disputed matter is an Expedited Arbitration Dispute, the CPR shall select the arbitrator based on the rankings each Party gives the slate proposed by the CPR and any challenges for cause, which the rankings and challenges will be provided by the Parties to the CPR five (5) business days following receipt of the CPR's slate. The CPR will endeavor to make the selection three (3) Business Days following receipt of the Parties' rankings and challenges. In the event the Parties cannot agree upon selection of the arbitrators and the disputed matter is not an Expedited Arbitration Dispute, the Parties shall select arbitrators as follows: the CPR shall provide the Parties with a list of no fewer than twenty-five (25) proposed arbitrators, each having the credentials referenced above. Within twenty-five
(25) days of receiving such list, the Parties shall rank at least sixty-five percent (65%) of the proposed arbitrators on the initial CPR list, after exercising cause challenges. The Parties may then interview the five (5) candidates with the highest combined rankings for no more than one (1) hour each and, following the interviews, may exercise one (1) peremptory challenge each. The panel will consist of the remaining three (3) candidates with the highest combined rankings. In the event these procedures fail to result in the selection of three (3) arbitrators, the CPR shall select the three (3) arbitrators from among the members of the CPR Panel of Distinguished Neutrals, allowing each side challenges for cause and three (3) peremptory challenges.

         (e) In the event the Parties cannot agree upon procedures for conduct of the hearing meeting the schedule set forth in Section 15.2(c), then the arbitrator(s) shall set dates for the hearing, any post-hearing briefing, and the issuance of the award in accordance with the Section 15.2(c) schedule. In addition, in the event the Parties cannot agree upon procedures for discovery as set forth in subsection (c) above, the arbitrator(s) shall provide that discovery be limited so that the Section 15.2(c) schedule may be met without difficulty and so that neither side obtains more than a total of forty (40) hours of deposition testimony from all witnesses, including both fact and expert witnesses, or serves more than twenty (20) individual requests for documents, including subparts, or twenty (20) individual requests for admission or interrogatories, including subparts. In no event will the arbitrator(s), absent agreement of the Parties, allow more than five (5) days per side for the hearing or more than a total of ten (10) days for the hearing. Multiple hearing days will be scheduled consecutively to the greatest extent possible.

         (f) The arbitrator(s) must render their award by application of the substantive law of [........] and are not free to apply "amiable compositeur" or
"natural justice and equity." The limitations on liability set out in Section
16.16 shall apply to an award of the arbitrators. The arbitrator(s) shall render a written opinion setting forth findings of fact and conclusions of law with the reasons therefore stated. A transcript of the evidence adduced at the hearing shall be made and shall, upon request, be made available to each Party. The arbitrator(s) shall have power to exclude evidence on grounds of hearsay (subject to all hearsay exceptions set forth in the United States Federal Rules of Evidence), prejudice beyond its probative value, redundancy, or irrelevance and no award shall be overturned by reason of such ruling on evidence. To the extent possible, the arbitration hearings and award will be maintained in confidence. Except as set forth below, the decision of the arbitrator(s) will be final and not subject to further review, except pursuant to the Federal Arbitration Act.

         (g) In the event the panel's award with respect to a disputed matter other than an Expedited Arbitration Dispute exceeds [........] dollars
([........]) in monetary damages, then the losing Party may obtain review of the arbitrators' award or decision by a single appellate arbitrator (the "Appeal Arbitrator") selected from the CPR Panels of Distinguished Neutrals by agreement or, failing agreement within seven (7)

Business Days, pursuant to the selection procedures specified in paragraph (d) above for Expedited Arbitration Disputes, except that the Parties may jointly interview the three (3) candidates with the highest combined ranking and exercise one peremptory challenge each, with the time limits extended fifteen
(15) days to accomplish this. If CPR cannot provide such services, the Parties will together select another provider of arbitration services that can. No Appeal Arbitrator shall be selected unless he or she can commit to rendering a decision within forty-five (45) days following oral argument as specified in this subsection (g). Any such review must be initiated within thirty (30) days following the rendering of the award referenced in subsection (f) above.

         (h) In any arbitration appeal pursuant to subsection (g), the Appeal Arbitrator will make the same review of the arbitration panel's ruling and its bases that the U.S. Court of Appeals of the Circuit where the arbitration hearings are held would make of findings of fact and conclusions of law rendered by a district court after a bench trial and then modify, vacate or affirm the arbitration panel's award or decision accordingly, or remand to the panel for further proceedings. The Appeal Arbitrator will consider only the arbitration panel's findings of fact and conclusions of law, pertinent portions of the hearing transcript and evidentiary record as submitted by the Parties, opening and reply briefs of the Party pursuing the review, and the answering brief of the opposing Party, plus a total of no more than four (4) hours of oral argument evenly divided between the Parties. The Party seeking review must submit its opening brief and any reply brief within seventy-five (75) and one hundred-thirty (130) days, respectively, following the date of the award under review, whereas the opposing Party must submit its responsive brief within one hundred ten (110) days of that date. Oral argument shall take place within five
(5) months after the date of the award under review, and the Appeal Arbitrator shall render a decision within forty-five (45) days following oral argument. That decision will be final and not subject to further review, except pursuant to the Federal Arbitration Act.

         (i) The Parties consent to the non-exclusive jurisdiction of the
[........] Court for [........] for the enforcement of these provisions and the entry of judgment on any award rendered hereunder (including after review of the Appeal Arbitrator where such an appeal is pursued). The award of the arbitrators shall be enforceable in any court of competent jurisdiction.

         (j) Each Party has the right before or, if the arbitrator(s) cannot hear the matter within an acceptable period, during the arbitration to seek and obtain from the appropriate court provisional remedies such as attachment, preliminary injunction and replevin, to avoid irreparable harm, maintain the status quo, or preserve the subject matter of the arbitration.

         (k) EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY.

         (l) EACH PARTY HERETO WAIVES ANY CLAIM FOR ATTORNEYS' FEES AND COSTS AND PREJUDGMENT INTEREST FROM THE OTHER.

     Section 15.3 Mediation Procedures.

         (a) Except for Expedited Arbitration Disputes, which shall not be subject to this Section 15.3, any dispute, controversy or claim arising out of or related to this Agreement, or the interpretation, application, breach, termination or validity thereof, including any claim of inducement by fraud or otherwise, which claim would, but for this provision, be submitted to arbitration in accordance with Section 15.2 shall, before submission to arbitration, first be mediated through non-binding mediation in accordance with The CPR Mediation Procedure then in effect of the CPR Institute for Dispute Resolution (CPR) available at www.cpradr.org/m_proced.htm, except where that procedure conflicts with these provisions, in which case these provisions control. The mediation shall be conducted in [........] and shall be attended by a senior executive with authority to resolve the dispute from each of the Parties.

         (b) The mediator shall be neutral, independent, disinterested and shall be selected from a professional mediation firm such as ADR Associates or JAMS/ENDISPUTE or CPR.

         (c) The Parties shall promptly confer in an effort to select a mediator by agreement. In the absence of such an agreement within thirty (30) days of initiation of the mediation, the mediator shall be selected by CPR as follows:
CPR shall provide the Parties with a list of at least fifteen (15) names from the CPR Panels of Distinguished Neutrals. Each Party shall exercise challenges for cause, two peremptory challenges, and rank the remaining candidates within five (5) Business Days of receiving the CPR list. The Parties may together interview the three top-ranked candidates for no more than one hour each and, after the interviews, may each exercise one peremptory challenge. The mediator shall be the remaining candidate with the highest aggregate ranking.

         (d) The mediator shall confer with the Parties to design procedures to conclude the mediation within no more than thirty (30) days after the date of the notice by one Party to the other Party initiating such mediation. Under no circumstances may the commencement of arbitration under Section 15.2 be delayed more than ninety (90) days by the mediation process specified herein absent contrary agreement of the Parties. Accordingly, in the event that either Party has given notice to the other Party requesting mediation of a dispute that is subject to this Section 15.3 and the mediation has not been concluded within forty five (45) days thereafter, such dispute shall automatically become subject to arbitration under Section 15.2 without any further obligation on the part of either Party to pursue or participate in mediation under this Section 15.3.

         (e) Each Party agrees not to use the period or pendency of the mediation to disadvantage the other Party procedurally or otherwise. No statements made by either side during the mediation may be used by the other or referred to during any subsequent proceedings.

         (f) Each Party has the right to pursue provisional relief from any court, such as attachment, preliminary injunction, replevin, etc., to avoid irreparable harm, maintain the status quo, or preserve the subject matter of the arbitration, even though mediation has not been commenced or completed.

                                  ARTICLE XVI

                            MISCELLANEOUS PROVISIONS

     Section 16.1 Governing Law. This agreement shall be governed by the laws
[........], excluding (a) its conflicts of laws principles; (b) the United
Nations Convention on Contracts for the International Sale of Goods; (c) the 1974 Convention on the Limitation Period in the International Sale of Goods (the "1974 Convention"); and (d) the Protocol amending the 1974 Convention, done at Vienna April 11, 1980.

     Section 16.2 Assignment. This Agreement shall be assignable only:
[........]. Notwithstanding the foregoing, either Party may exercise any of its rights through, or delegate any of its responsibilities to, any of its Affiliates, as provided in Section 16.15. Any attempted assignment that does not comply with the terms of this Section 16.2 shall be void. This Agreement shall be binding upon and inure to the benefit of the Parties, their successors and permitted assigns.

     Section 16.3 Entire Agreement; Amendments. This Agreement, along with the Supply Agreement and the Safety Agreement, constitute the entire agreement between the Parties with respect to the subject matter hereof, and supersede all previous arrangements between the Parties with respect to the subject matter hereof, whether written or oral, including, without limitation, the Pre-Existing Confidentiality Agreements, except for Section 5 of the Last Pre-Existing Confidentiality Agreement, which shall survive in accordance with its terms. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. The Parties acknowledge that this Agreement is not being executed and delivered simultaneously with the Safety Agreement or the Supply Agreement, the definitive versions of which are to be negotiated in good faith and agreed upon within the timeframes specified in Articles V and VI, respectively.

     Section 16.4 Waiver. By an instrument in writing either Party may waive compliance by the other Party with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform. Any failure of a Party to enforce at any time, or for any period of time, any of the provisions of this Agreement shall not be deemed or construed to be a waiver of such provisions or a waiver of any right of such Party thereafter to enforce each and every such provision on any succeeding occasion or breach thereof.

     Section 16.5 Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason in any jurisdiction, (a) the Parties shall negotiate in good faith with a view to the substitution therefore of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision; provided, however, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the Parties shall be enforceable to the fullest extent permitted by law and (b) such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction.

     Section 16.6 Notices.

     Notices to Neurochem shall be addressed to:

              Neurochem (International) Limited
              [........] Switzerland
              Attention:  President of the Board of Directors

     with copies to:

              Neurochem, Inc.
              275 Armand-Frappier Blvd.
              Laval (Quebec)
              H7V 4A7
              Canada
              Attention:  General Counsel

              and

              Wilmer Cutler Pickering Hale and Dorr LLP
              60 State Street
              Boston, Massachusetts 02109
              USA
              Attention:  [........]

     Notices to Centocor shall be addressed to:

              Centocor, Inc.
              [........]USA
              Attention: President

     with a copy to:

              General Counsel and Chief Patent Counsel
              [........]U.S.A.

Any Party may change its address by giving notice to the other Party in the manner herein provided. Any notice required or provided for by the terms of this Agreement shall be in writing and shall be (a) sent by registered or certified airmail, return receipt requested, postage prepaid, (b) sent via a reputable international express courier service, (c) sent by facsimile transmission with an original to follow the same day via a reputable international express courier service, or (d) sent by personal delivery, in each case properly addressed in accordance with the paragraph above. The effective date of notice shall be one
(1) Business Day after dispatch in the case of facsimile transmission or personal delivery and five (5) Business Days after dispatch in the case of airmail or courier service.


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

     Section 16.7 Force Majeure. No failure or omission by a Party in the performance of any obligation of this Agreement (excluding payment obligations) shall be deemed a breach of this Agreement or create any liability if the same shall arise from any cause or causes beyond the reasonable control of such Party, including, but not limited to, the following: acts of God; fire; storm; flood; earthquake; accident; war; rebellion; terrorism; insurrection; riot; and invasion (a "Force Majeure Event"); and provided that such failure or omission resulting from a Force Majeure Event is cured as soon as is practicable after the occurrence of such Force Majeure Event. The Party claiming force majeure shall notify the other Party with notice of the Force Majeure Event as soon as practicable, but in no event later than ten (10) Business Days after its occurrence, which notice shall reasonably identify such obligations under this Agreement and the extent to which performance thereof will be affected. In such event, the Parties shall meet promptly to determine an equitable solution to the effects of any such Force Majeure Event.

     Section 16.8 Nature of Relationship. In making and performing this Agreement, the Parties are acting, and intend to be treated, as independent entities and nothing contained herein shall be deemed or implied to create an agency, distributorship, joint venture or partnership relationship among the Parties. Except as otherwise expressly provided herein, no Party may make any representation, warranty or commitment, whether express or implied, on behalf of or incur any charges or expenses for, or in the name of, the other Party. Except as provided in Article XIII, neither Party shall be liable for the act of the other Party unless such act is expressly authorized in writing by the Parties.

     Section 16.9 Compliance with Laws. Each Party shall carry out its obligations under this Agreement in compliance with all applicable national, state or local laws, regulations and guidelines governing the conduct of such work and obligations, including, without limitation, all applicable export and import control laws. Centocor shall file or report this Agreement with the necessary government authorities in each country in the Territory, to the extent such filing or reporting is required by the law of such country.

     Section 16.10 Exports. The Parties acknowledge that the export of technical data, materials or products is subject to the exporting Party receiving any necessary export licenses and that the Parties cannot be responsible for any delays attributable to export controls that are beyond the reasonable control of either Party. The Parties agree not to export or re-export, directly or indirectly, any information, technical data, the direct product of such data, samples or equipment received or generated under this Agreement in violation of any governmental regulations that may be applicable.

     Section 16.11 Headings and Construction. The captions or headings of the sections or other subdivisions hereof are inserted only as a matter of convenience or for reference and shall have no effect on the meaning of the provisions hereof. As used in this Agreement, the singular includes the plural and the plural includes the singular, wherever so required by fact or context.

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

     Section 16.12 Mutually Negotiated. The Parties agree that the terms and conditions of this Agreement (including any perceived ambiguity herein) shall not be construed in favor of or against any Party by reason of the extent to which any Party or its professional advisors participated in the preparation of the original or any further drafts of this Agreement, as each Party has been represented by counsel in its negotiation of this Agreement and it represents their mutual efforts.

     Section 16.13 Language. The Parties have required that this Agreement be in the English language. In the event that this Agreement is translated into a language other than English, the original English version of this Agreement shall control all questions of interpretation with respect thereto.

     Section 16.14 Execution in Counterparts. This Agreement may be executed in counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original, and all of which counterparts, taken together, shall constitute one and the same instrument. This Agreement may also be executed via facsimile, which shall be deemed an original.

     Section 16.15 Affiliates. To the extent that this Agreement imposes obligations on Affiliates of a Party, such Affiliates shall perform such obligations and such Party shall be responsible for any failure of such Affiliate to perform such obligations. Either Party may use one or more of its Affiliates to perform its obligations and duties hereunder; provided that each Party shall remain liable hereunder for the prompt payment and performance of all its obligations hereunder. To the extent that the rights granted to a Party hereunder may be and are exercised by an Affiliate of such Party or by an Sublicensee of Centocor, such Affiliate or Sublicensee shall be bound by the corresponding obligations of such Party.

     Section 16.16 No Consequential or Punitive Damages.

         (a) UNLESS RESULTING FROM A BREACH OF ARTICLE XI, NEITHER PARTY WILL BE LIABLE FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL OR EXEMPLARY DAMAGES, INCLUDING, WITHOUT LIMITATION, LOSS OF PROFITS, LOSS OF DATA OR LOSS OF USE DAMAGES, ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, WHETHER BASED UPON WARRANTY, CONTRACT, TORT, STATUTE, STRICT LIABILITY OR OTHERWISE, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR LOSSES.

         (b) NEITHER PARTY WILL BE LIABLE FOR PUNITIVE OR MULTIPLE DAMAGES ARISING OUT OF THIS AGREEMENT, WHETHER BASED UPON WARRANTY, CONTRACT, TORT, STATUTE, STRICT LIABILITY OR OTHERWISE, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR LOSSES.

         (c) NOTHING IN THIS SECTION 16.16 IS INTENDED TO LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF EITHER PARTY WITH RESPECT TO THIRD PARTY CLAIMS.

                  [Remainder of page intentionally left blank]

         IN WITNESS WHEREOF, the Parties have executed this Collaboration and Distribution Agreement as of the Effective Date.

NEUROCHEM (INTERNATIONAL) LIMITED                 CENTOCOR, INC.
By:                                               By:
     --------------------------------------            -------------------------
Name:  [........]                                 Name:  [........]
Title:  President of the Board of Directors       Title:  President

By:
     ---------------------------------------
Name:  [........]
Title:  Member of the Board of Directors




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